Exhibit 99(a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of

Common Stock

of

HUTTIG BUILDING PRODUCTS, INC.

at

$10.70 Net Per Share

by

HBP MERGER SUB, INC.,

a wholly owned subsidiary of

WOODGRAIN INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON APRIL 25, 2022,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of March 20, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among Woodgrain Inc., an Oregon corporation (“Parent”), HBP Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Huttig Building Products, Inc., a Delaware corporation (“Huttig”). Purchaser is offering to purchase all of the issued and outstanding shares of Huttig’s Common Stock, par value $0.01 per share (the “Shares”), at a price of $10.70 per Share, net to the seller, in cash, without interest and subject to any required tax withholdings (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (together with any amendments or supplements hereto, this “Offer to Purchase”) and the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with this Offer to Purchase, the “Offer”). Pursuant to the Merger Agreement, following the consummation of the Offer (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”) and the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Huttig (the “Merger”), with Huttig continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding that is not tendered and accepted pursuant to the Offer immediately prior to the Effective Time (defined below) (other than Shares owned by a holder who has properly demanded appraisal under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and who has not effectively withdrawn such demand (“Dissenting Shares”) and other than Shares irrevocably accepted by Purchaser or owned by Huttig, Parent or any of their subsidiaries other than Purchaser immediately prior to the Effective Time (“Excluded Shares”)) will, at the Effective Time, be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholdings. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to in this Offer to Purchase as the “Transactions.”

On March 20, 2022, the board of directors of Huttig (the “Huttig Board”) adopted resolutions: (i) determining the Agreement and Transactions are fair to and in the best interests of Huttig and its stockholders; (ii) declaring it advisable for Huttig to execute and enter into the Merger Agreement, deliver and perform its obligations under the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolving that the Merger

Agreement and the Transactions shall be governed by and effected under Section 251(h) of the DGCL; and (iv) resolving to recommend that the stockholders of Huttig accept the Offer and tender their Shares pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement.

There is no financing condition to the Offer. The Offer is subject to the satisfaction of the Minimum Tender Condition (as defined below) and other conditions described in Section 15—“Certain Conditions of the Offer.” If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied or if any of the other conditions of the Offer are not satisfied upon expiration of the Offer (taking into account any extensions thereof as permitted by the Merger Agreement), then (i) neither the Offer nor the Merger will be consummated and (ii) Huttig’s stockholders will not receive the Offer Price pursuant to the Offer or any Merger Consideration (as defined below) pursuant to the Merger. A summary of the principal terms of the Offer appears on pages 11 through 17 of this Offer to Purchase under the heading “Summary Term Sheet.” You should read this Offer to Purchase and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers may call toll free: 888-607-9252

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must (a) follow the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below or (b) if your Shares are held by a broker, dealer, commercial bank, trust company or other nominee, contact such nominee and request that they effect the transaction for you and tender your Shares.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—”Procedures for Accepting the Offer and Tendering Shares.”

Beneficial owners of Shares holding their Shares through nominees should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners holding Shares through a broker, dealer, commercial bank, trust company or other nominee and who wish to participate in the Offer should contact such nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

*  *  *  *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Georgeson LLC, acting as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent above and on the back cover of this Offer to Purchase, which will be furnished promptly at Purchaser’s expense. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may also be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is a criminal offense.

SUMMARY TERM SHEET

HBP Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Woodgrain Inc., an Oregon corporation (“Parent”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), at a price per share of $10.70, net to the seller, in cash, without interest and subject to any required tax withholdings, as further described herein, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of Huttig, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. We have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Huttig contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by Huttig or has been taken from or is based upon publicly available documents or records of Huttig on file with the SEC or other public sources at the time of the Offer (as defined in the “Introduction” to this Offer to Purchase). Parent and Purchaser have not independently verified the accuracy and completeness of such information. Parent and Purchaser have no knowledge that would indicate that any statements contained herein relating to Huttig provided to Parent and Purchaser or taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Huttig Building Products, Inc., a Delaware corporation (“Huttig”).

Price Offered Per Share	$10.70 per Share, net to the seller, in cash, without interest and subject to any required tax withholdings.

Scheduled Expiration of Offer	One minute after 11:59 p.m., New York City time, on April 25, 2022 (“Expiration Time”), unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	HBP Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Parent. Parent is a closely held corporation owned by members of the Dame family and related trusts.

Huttig’s Board of Directors’ Recommendation	The board of directors of Huttig (the “Huttig Board”) unanimously recommends that the stockholders of Huttig tender their Shares in the Offer.

Will I have to pay any fees or commissions?

We are offering to pay $10.70 per Share, net to you, in cash, without interest and subject to any required tax withholdings. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker or nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and Huttig on March 20, 2022 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement; Other Agreements” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions of the Offer?

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the following conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

(i)

there must have been validly tendered into the Offer and “received” by the “depository” (as such terms are defined in Section 251(h) of the DGCL) and not validly withdrawn that number of Shares that, together with Shares otherwise owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h) of the DGCL), represent a majority of the outstanding Shares (the “Minimum Tender Condition”); provided that for purposes of determining whether the Minimum Tender Condition has been satisfied, Shares tendered into the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee will not be considered validly tendered and not withdrawn;

(ii)

the waiting period (or any extension thereof) applicable to the Transactions (including the Offer and the Merger) under the HSR Act must have expired or been terminated (such condition, the “Required Approvals Merger Condition”)

(iii)

no law must have been enacted, adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order, judgment, decision, opinion or decree must have been issued and remain in effect issued by a court or other governmental authority of competent jurisdiction, having the effect of restraining, enjoining, making illegal or otherwise prohibiting, restraining or enjoining the acquisition of or payment for the Shares pursuant to the Offer or the consummation of the Merger; provided that prior to asserting the foregoing condition, Parent and Purchaser must have complied with their obligations under Section 8.3 of the Merger Agreement (such condition, the “No Order Merger Condition”);

(iv)

the accuracy of Huttig’s representations and warranties contained in the Merger Agreement (subject to certain materiality and Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“The Merger Agreement; Other Agreements,” “Material Adverse Effect”) qualifiers) (as described in Section 11—“The Merger Agreement; Other Agreements”) (such condition, the “Representations Condition”);

(v)	no Material Adverse Effect must have occurred since the date of the Merger Agreement that is continuing (such condition, the “MAE Condition”);

(vi)

Huttig must have performed and complied in all material respects with its covenants and agreements required to be performed and complied with under the Merger Agreement at or prior to the Acceptance Time, or must have cured any such failure to perform or noncompliance;

(vii)

Parent and Purchaser must have received a certificate executed on behalf of Huttig by a duly authorized officer confirming that the conditions set forth in clauses (d) and (e) of Annex I to the Merger Agreement have been satisfied; and

(viii)	the Merger Agreement shall not have been terminated in accordance with its terms (such condition, the “Termination Condition”).

See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the issued and outstanding Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $294 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger and to pay related fees and expenses at the Closing (as defined in the Merger Agreement) of the Transactions (the “Transaction Uses”). Wells Fargo Bank, National Association and Wells Fargo Securities, LLC (collectively, “Wells Fargo”) has provided to Purchaser a loan commitment equal to $500 million (the “Debt Financing”), expected to consist of $350 million term loan facility and a $150 million revolving credit facility. The proceeds of the Debt Financing, together with Parent and Huttig’s available cash, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Transaction Uses. Funding of the Debt Financing is subject to the satisfaction of various customary conditions set forth in the Debt Commitment Letter. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all issued and outstanding Shares;

•	if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger (the “Per Share Price”);

•	the Offer is not subject to any financing condition; and

•	we have all of the financial resources, including committed Debt Financing, sufficient to finance the Offer and the Merger.

See Section 9—“Source and Amount of Funds.”

Why are you making the Offer?

We are making the Offer because we want to acquire all of the equity interests in Huttig. If the Offer is consummated, as promptly as practicable after consummation of the Offer, Purchaser will merge with and into Huttig, with Huttig as the Surviving Corporation. See Section 12—“Purpose of the Offer; Plans for Huttig.”

What does the Huttig Board think about the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by Huttig’s Board. Huttig’s Board has unanimously adopted resolutions:

•	determining that the Merger Agreement and the Transactions are fair to and in the best interests of Huttig and Huttig’s stockholders;

•	declaring it advisable to enter into the Merger Agreement;

•

approving the execution and delivery of the Merger Agreement by Huttig, the performance by Huttig of its covenants and other obligations under the Merger Agreement, and the consummation of the Transactions;

•	resolving that the Merger will be effected pursuant to Section 251(h) of the DGCL; and

•	resolving to recommend that the stockholders of Huttig’s accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A more complete description of the Huttig Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Huttig’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being mailed to the stockholders of Huttig promptly hereafter. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Huttig.”

Has the Huttig Board received a fairness opinion in connection with the Offer and the Merger?

Yes. Lincoln International LLC (“Lincoln International”), the financial advisor to Huttig, delivered an oral opinion to the Huttig Board, which was subsequently confirmed by delivery of a written opinion dated March 20, 2022, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the consideration to be received by the stockholders of Huttig (other than Dissenting Shares and Excluded Shares) was fair, from a financial point of view, to such holders. The full text of Lincoln International’s written opinion, which describes the assumptions, qualifications and limitations stated in such written opinion, will be included as an annex to Schedule 14D-9. Lincoln International’s opinion was provided for the benefit of the Huttig Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, to holders of Shares of the consideration to be received pursuant to the Merger Agreement. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

How long do I have to decide whether to tender my Shares in the Offer?

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must comply with the procedures described in this Offer to Purchase and the Letter of Transmittal, as applicable, by the Expiration Time. The term “Expiration Time” means one minute after 11:59 P.M., New York City time, on April 25, 2022, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Expiration Time” means such later time and date to which the Offer has been extended. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two Nasdaq (as defined below) trading days. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore it is preferable for Shares to be tendered by the other methods described herein. See Section 1-”Terms of the Offer” and Section 3-”Procedures for Accepting the Offer and Tendering Shares.”

Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights and Huttig’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•	we will extend the Offer for any period required by any applicable Law (as defined in the Merger Agreement); and

•

if, as of the otherwise scheduled Expiration Time, any Offer Condition is not satisfied or waived in accordance with the Merger Agreement, we will extend the Offer on one or more occasions, for one or more additional periods of up to five business days each (or such longer period as Huttig may agree in writing) to permit such Offer Conditions to be satisfied; provided, that Purchaser shall not be required (and without Huttig’s consent will not) extend the Offer beyond the earlier of the End Date and the date the Merger Agreement is terminated in accordance with the Merger Agreement.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary and Paying Agent (as defined below) of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

If you wish to accept the Offer and:

•

you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you should contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered in accordance with the procedures described in this Offer to Purchase and the Letter of Transmittal;

•

you are a record holder (i.e., a stock certificate has been issued to you and registered in your name or your Shares are registered in “book entry” form in your name with Huttig’s transfer agent), you must deliver the stock certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for book-entry transfer), together with a duly completed and validly executed Letter of Transmittal (or, with respect to Eligible Institutions (as defined below), a manually executed facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, to the Depositary and Paying Agent. These materials must reach the Depositary and Paying Agent before the Offer expires;

•

you hold Shares within the Huttig Building Products, Inc. Savings & Profit Sharing Plan (the “401(k) Plan”), you must follow the procedures described in the separate instructions that you will receive from Prudential Trust Company, the trustee under the 401(k) Plan, and accept the Offer within the time period specified in the instructions; or

•

you hold Shares within the Huttig Building Products, Inc. Employee Stock Purchase Plan (the “ESPP”), you must follow the procedures described in the separate instructions that you will receive from Computershare Trust Company, N.A, the trustee under the ESPP, and accept the Offer within the time period specified in the instructions.

See the Letter of Transmittal and Section 3—“Procedures for Accepting the Offer and Tendering Shares” for more information.

May I withdraw Shares I previously tendered in the Offer? Until what time may I withdraw tendered Shares?

Yes. You may withdraw previously tendered Shares any time prior to the Expiration Time and, if not previously accepted for payment, at any time after May 27, 2022, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, by following the procedures for withdrawing your

Shares. To withdraw your Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary and Paying Agent for the Offer, while you have the right to withdraw your Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee prior to the Expiration Time to arrange for the withdrawal of your Shares. See Section 4—“Withdrawal Rights.”

Do I have to vote to approve the Offer or the Merger?

Your vote is not required to approve the Offer or the Merger. You only need to tender your Shares if you choose to do so. Following the completion of the Offer, if the Minimum Tender Condition has been satisfied and the other Offer Conditions are satisfied or waived, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Huttig. See Section 12—“Purpose of the Offer; Plans for Huttig.”

If the Offer is successfully completed, will Huttig continue as a public company?

No. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Upon consummation of the Merger, Huttig will be wholly owned by Parent and the Shares will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the common stock of Huttig, and Huttig will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. Neither we nor Huttig is under any obligation to pursue or consummate the Merger if the Offer is not consummated.

Do I have appraisal rights in connection with the Offer and the Merger?

Appraisal rights are not available as a result of the Offer. If the Merger takes place, however, stockholders who have not tendered their Shares in the Offer and who are entitled to demand, and properly demand, appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. See Section 17—“Appraisal Rights”.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares pursuant to the Offer and the Merger occurs as described herein, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares pursuant to the Offer, subject to any required tax withholdings and without interest.

Subject to the satisfaction of the Required Approvals Merger Condition and the No Order Merger Condition, if the Minimum Tender Condition and the other Offer Conditions are satisfied, we are obligated under the Merger Agreement to cause the Merger to occur.

Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the stockholders of Huttig will be required in connection with the consummation of the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. See Section 12—“Purpose of the Offer; Plans for Huttig.”

If the number of Shares tendered in the Offer is insufficient to cause the Minimum Tender Condition to be satisfied upon expiration of the Offer (taking into account any extensions thereof as permitted by the Merger Agreement), then (i) neither the Offer nor the Merger will be consummated and (ii) Huttig’s stockholders will not receive the Offer Price or Per Share Price pursuant to the Offer or Merger, as applicable.

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as promptly as practicable following the date and time of Purchaser’s acceptance of Shares tendered for payment (the “Acceptance Time”) without a subsequent offering period.

What is the market value of my Shares as of a recent date?

After the close of trading on the Nasdaq Stock Market on October 13, 2021, Huttig issued a press release announcing the initiation of its strategic alternatives review process. The closing price of the Shares on Nasdaq on October 13, 2021, the last full trading day prior to Huttig’s announcement, was $5.21 per share.

On March 21, 2022, the last full trading day before Parent and Huttig announced that they had entered into the Merger Agreement, the closing price of the Shares reported on Nasdaq was $9.50 per Share. The Offer Price of $10.70 per Share therefore represents a premium of (i) approximately 12.6% over such price and (ii) approximately 13.1% over the volume-weighted average price of the Shares over the thirty trading day period ended on March 21, 2022, and (iii) approximately 105% over the closing price on the last full trading day prior to the announcement of Huttig’s strategic alternatives review process.

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. All of the directors and executive officers of Huttig (collectively, the “Supporting Stockholders”), solely in their capacities as stockholders of Huttig, have entered into Tender and Support Agreements (the “Tender and Support Agreements”) that, among other things, require the Supporting Stockholders to tender of all of their vested Shares in the Offer and not to: (a) transfer any of their Shares or take any action that would materially restrict or prevent the performance of the Supporting Stockholder’s obligations under the Tender and Support Agreement; (b) exercise any appraisal rights with respect to the Offer or the Merger; or (c) commence or participate in, and to take commercially reasonable efforts to opt out of any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser, Huttig or any of their respective successors, that challenges the validity of the Tender and Support Agreement or alleges breach or any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement. As of March 20, 2022, (the date the Tender and Support Agreement were executed), the Supporting Stockholders collectively beneficially own approximately 11% of the outstanding Shares. For more information related to the agreements entered into by such Supporting Stockholders, see Section 11—“The Merger Agreement; Other Agreements—Tender and Support Agreements.”

Other than the foregoing, none of the stockholders of Huttig have entered into any agreement with us or any of our affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement. Huttig has informed us that, as of March 18, 2022, the executive officers and directors of Huttig beneficially owned, directly or indirectly, in the aggregate, 2,991,940 Shares (including 187,723 Shares of restricted stock held by executive officers), and 133,506 Shares issuable upon the settlement of restricted stock units held by directors. The foregoing does not include any shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

If I tender my Shares, when and how will I get paid?

If the Offer Conditions are satisfied or, to the extent permitted, waived, and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $10.70 in cash without interest and subject to any required tax withholdings, promptly following the Acceptance Time. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my restricted stock award and restricted stock units in the Offer and the Merger?

You do not need to tender Shares that comprise shares of restricted stock or shares underlying restricted stock units that are subject to vesting criteria. Immediately prior to the Effective Time, each restricted stock award and restricted stock unit award that is then-outstanding and unvested will vest in full and, pursuant to the Merger Agreement, will be extinguished and convert into the right to receive the cash value per Share. See Section 11—“The Merger Agreement; Other Agreements.”

What will happen to my Huttig Stock in the Huttig 401(k) Plan?

You will receive separate instructions from Prudential Trust Company, the trustee under the 401(k) Plan, regarding the tender of Shares in the Offer that you hold under the Huttig 401(k) Plan. If you elect to tender your Shares under the Huttig 401(k) Plan, the trustee will sell the Shares in your 401(k) Plan account. The cash received on the sale of your Shares will be allocated to your 401(k) Plan account and initially invested in the default fund under the 401(k) Plan. Additionally, if you currently have an investment election to invest future deferrals of compensation in Huttig stock, if you do not change that election by the time the Merger is completed, those future compensation deferrals that otherwise would have been invested in Huttig stock instead will be invested in the default fund under the 401(k) Plan until you elect a different investment alternative. You may change your investment directions at any time by contacting Prudential Retirement’s Participant Service Center at 877-778-2100 or logging on to your participant website at www.prudential.com/online/retirement.

If you chose to not tender your Shares under the Huttig 401(k) Plan, they will be treated like all other Shares in the Merger (which generally means that they will be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price, subject to the exercise of appraisal rights).

What are the material United States federal income tax consequences of the Offer and the Merger to a United States Holder?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder, you will recognize gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in such Shares exchanged therefor. If you are a United States Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will generally be treated as a long-term capital gain or loss if you have held your Shares for more than one year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the tax consequences to you of the Offer and the Merger in light of your particular circumstances, including the application and effect of any state, local or non-United States tax laws.

Who should I talk to if I have additional questions about the Offer?

Stockholders, banks and brokers may call Georgeson LLC, Toll free: 888-607-9252. Georgeson LLC is acting as the Information Agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

HBP Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Woodgrain Inc., an Oregon corporation (“Parent” and, together with Purchaser, the “Buyer Parties”), hereby offers to purchase for cash all issued and outstanding shares of Common Stock, par value $0.01 per share (the “Shares”) of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), at a price of $10.70 per Share, net to the seller in cash, without interest and subject to any required tax withholdings (the “Offer Price”), on the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). Huttig has informed us that, as of March 18, 2022, the executive officers and directors of Huttig beneficially owned, directly or indirectly, in the aggregate, 2,991,940 Shares (including 187,723 Shares of restricted stock held by executive officers), including 133,506 Shares issuable upon the settlement of restricted stock units held by directors. The directors and officers have agreed to tender all Shares pursuant Tender and Support Agreements, dated as of March 20, 2022, between Parent, Purchaser and each of the stockholders party thereto (the “Tender and Support Agreements”). Other than the foregoing, none of the stockholders of Huttig have entered into any agreement with us or any of our affiliates to tender their Shares in the Offer in connection with the execution of the Merger Agreement. The Offer and withdrawal rights will expire at one minute past 11:59 P.M., New York City time, on April 25, 2022 (the “Expiration Time”), unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 20, 2022, among Parent, Purchaser and Huttig (together with any amendments or supplements thereto, the “Merger Agreement”). The Merger Agreement provides that as promptly as practicable after the consummation of the Offer, Purchaser will merge with and into Huttig (the “Merger”) in accordance with the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Huttig continuing as the surviving corporation (the “Surviving Corporation”) in the Merger. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no Huttig stockholder vote will be required to adopt the Merger Agreement and consummate the Merger. As a result of the Merger, the Shares will cease to be publicly traded. Under the terms of the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) in accordance with the relevant provisions of the DGCL. The Merger will become effective when the Certificate of Merger is filed with the Secretary of State of the State of Delaware or at such time agreed in writing by Parent, Purchaser and Huttig and specified in the Certificate of Merger (the “Effective Time”). At the Effective Time, each Share issued and outstanding that is not tendered and accepted pursuant to the Offer immediately prior to the Effective Time (other than Shares owned by a holder who has properly demanded appraisal under Section 262 of the DGCL and who has not effectively withdrawn such demand (“Dissenting Shares”) and other than Shares irrevocably accepted by Purchaser or owned by Huttig, Parent or any of their subsidiaries other than Purchaser immediately prior to the Effective Time (“Excluded Shares”)) will be cancelled and extinguished and automatically converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Price”), without interest and subject to any required tax withholdings. Under no circumstances will interest on the Offer Price or Per Share Price for Shares be paid to the stockholders of Huttig, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment of restricted stock awards and restricted stock unit awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary and Paying Agent (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the instructions to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., acting as the depositary and paying agent for the Offer (the “Depositary and Paying Agent”), and Georgeson LLC, acting as the information agent for the Offer, incurred in connection with the Offer. See Section 18—“Fees and Expenses.”

On March 20, 2022, the board of directors of Huttig (the “Huttig Board”) adopted resolutions: (i) determining the Agreement and Transactions are fair to and in the best interests of Huttig and its stockholders; (ii) declaring it advisable for Huttig to execute and enter into the Merger Agreement, deliver and perform its obligations under the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolving that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) of the DGCL; and (iv) resolving to recommend that the stockholders of Huttig accept the Offer and tender their shares of common stock pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement. A more complete description of the Huttig Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, will be set forth in Huttig’s Solicitation/Recommendation Statement on Schedule 14D-9 (together with any supplements thereto, “Schedule 14D-9”) under the Exchange Act. The Schedule 14D-9 will be mailed to Huttig’s stockholders in connection with the Offer together with, or as promptly as practicable after the mailing of, this Offer to Purchase, the Letter of Transmittal and other related materials.

The Offer is not subject to any financing condition. The Offer is conditioned on the Offer Conditions, which are the following (and are defined in Section 15—“Certain Conditions of the Offer”): (i) the Minimum Tender Condition; (ii) the Waiting Period Condition; (iii) the No Order Condition; (iv) the Representations Condition; (v) the Covenants Condition; (vi) the Compliance Certificate Condition; and (vii) the Termination Condition. See Section 15—“Certain Conditions of the Offer.”

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such tender offer and received by the depositary prior to the expiration of such tender offer, plus the stock otherwise owned by the consummating corporation equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target corporation’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of such tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in such tender offer, the consummating corporation may effect a merger without a vote of the stockholders of the target corporation. Accordingly, if the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Purchaser or its “affiliates” (as defined in Section 251(h) of the DGCL), will, immediately after giving effect to the acceptance for payment of Shares in the Offer, equal at least one vote more than 50% of the aggregate voting power of all issued and outstanding Shares, and the other Offer Conditions are satisfied or waived, Purchaser will not seek the approval of Huttig’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL also requires that the Merger Agreement provide that such merger will be effected as soon as practicable, subject to the conditions specified in the Merger Agreement, following the consummation of the tender offer. Therefore, Huttig, Parent and Purchaser have agreed to take all necessary action to cause the Merger to become effective as promptly as practicable following the acceptance for payment of all Shares validly tendered and not validly withdrawn pursuant to the Offer. See Section 11—“The Merger Agreement; Other Agreements.”

No appraisal rights are available in connection with the Offer. However, if Purchaser accepts Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price or the Per Share Price (in each case, subject to any required tax withholdings and without interest), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17—“Appraisal Rights.”

Lincoln International LLC (“Lincoln International”), the financial advisor to Huttig, delivered an oral opinion to the Huttig Board, which was subsequently confirmed by delivery of a written opinion dated March 20, 2022, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations stated in its written opinion, the Merger Consideration to be received by the stockholders of Huttig (other than Dissenting Shares and Excluded Shares) was fair, from a financial point of view, to such holders. The full text of Lincoln International’s written opinion, which describes the assumptions, qualifications and limitations stated in such written opinion, will be included as an annex to Huttig’s Schedule 14D-9. Lincoln International’s opinion was provided for the benefit of the Huttig Board in connection with, and for the purpose of, its evaluation of the Offer Price in the Transaction and addresses only the fairness, from a financial point of view, to the holders of Shares of the consideration to be received pursuant to the Merger Agreement. Stockholders are urged to read the full text of that opinion carefully and in its entirety.

The material United States federal income tax consequences for stockholders of Huttig that exchange Shares for cash pursuant to the Offer or the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

Parent and Purchaser have retained Georgeson LLC to be the “Information Agent” and Computershare Trust Company, N.A. to be the “Depositary and Paying Agent” in connection with the Offer. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary and Paying Agent, and Georgeson LLC, as Information Agent, incurred in connection with the Offer. See Section 18—“Fees and Expenses.”

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for copies of this Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

This Offer to Purchase, the Letter of Transmittal and the other documents referred to in this Offer to Purchase contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

On the terms and subject to the satisfaction or, to the extent permitted, waiver of the Offer Conditions (as defined in Section 15—“Certain Conditions of the Offer”) (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights” (the date and time of Purchaser’s acceptance of Shares tendered for payment, the “Acceptance Time”). The term “Expiration Time” means one minute after 11:59 P.M., New York City time, on April 25, 2022, unless, in accordance with the Merger Agreement, the Offer has been extended, in which event the term “Expiration Time” means such later time and date to which the Offer has been extended.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other Offer Conditions set forth in Section 15—“Certain Conditions of the Offer”. Purchaser may, subject to the terms and conditions of the Merger Agreement, terminate the Offer without purchasing any Shares if the Offer Conditions described in Section 15—“Certain Conditions of the Offer” are not satisfied or waived. See Section 11—“The Merger Agreement; Other Agreements—Termination”.

Subject to the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, Parent and Purchaser expressly reserve the right to increase the Offer Price and waive any Offer Condition other than the Minimum Tender Condition and Termination Condition or to make any other changes in the terms and conditions of the Offer. However, pursuant to the Merger Agreement, Purchaser and Parent have agreed that without Huttig’s consent (A) Purchaser shall not decrease the Offer Price and (B) no change may be made to the Offer that (i) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (ii) decreases the number of Shares sought to be purchased by Purchaser in the Offer, (iii) imposes conditions or requirements to the Offer in addition to the Offer Conditions, (iv) except as provided in the Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Time, (v) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects, or would reasonably be expected to adversely affect, Huttig or any stockholder or in any manner that delays or interferes with, hinders or impairs the consummation of the Offer, or (vi) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act other than as provided in the Merger Agreement.

The Merger Agreement provides, among other things, that the Offer Price will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, combination of shares, exchange or recapitalization of shares or other similar change with respect to the Shares occurring on or after the date of the Merger Agreement and prior to the Effective Time.

Pursuant to the Merger Agreement, the Offer may be extended beyond the initial Expiration Time, but in no event will the Offer be extended beyond the earlier of the valid termination of the Merger Agreement and the End Date. The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, (a) extend the Offer for any period required by any applicable Law (as defined in the Merger Agreement) and (b) if, as of the otherwise scheduled Expiration Time, any Offer Condition is not satisfied waived in accordance with the Merger Agreement, extend the Offer on one or more occasions, for one or more additional periods of up to five business days each (or such longer period as Huttig may agree in writing) to permit such Offer Conditions to be satisfied. See Section 11—“The Merger Agreement; Other Agreements—Expiration and Extension of the Offer.”

During any extension of the initial offer period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4—“Withdrawal Rights.”

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer, if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, or otherwise. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time, Purchaser decreases the number of Shares being sought or changes the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth business day.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer” have not been satisfied or waived. Under certain circumstances, Parent and Purchaser may terminate the Merger Agreement and the Offer, but Parent and Purchaser are prohibited (without Huttig’s consent) from terminating the Offer prior to any then-scheduled Expiration Time, unless the Merger Agreement has been terminated in accordance with its terms.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 15—“Certain Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals.” The reservation by Purchaser of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension of the Offer, waiver, amendment of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

As promptly as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the Required Approvals Merger Condition and the No Order Merger Condition, Purchaser will complete the Merger without a vote of the stockholders of Huttig to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the DGCL.

Huttig has provided Purchaser its list of stockholders with security position listings for the purpose of dissemination of the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Huttig’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies or other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), including the satisfaction or, to the extent permitted, earlier waiver of the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, accept for payment and will pay or cause the Depositary and Paying Agent to pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer. Subject to the terms and conditions of the Merger Agreement and the applicable rules of the SEC, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares, in order to comply with applicable law. See Section 15—“Certain Conditions of the Offer” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of (a) certificates representing those Shares or confirmation of the book-entry transfer of those Shares into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal (or, with respect to a recognized Medallion Program approved by The Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”), a manually executed facsimile thereof or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares” below)), properly completed and duly executed, with any required signature guarantees and (c) any other documents required by the Letter of Transmittal. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Accordingly, tendering stockholders may be paid, at different times, depending upon when certificates or book-entry transfer confirmations with respect to their Shares are actually received by the Depositary and Paying Agent.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary and Paying Agent, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting those payments to the tendering stockholders. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to its rights under the Offer and the Merger Agreement, but subject to Huttig’s rights under the Merger Agreement (other than in a situation in which the Offer is withdrawn or terminated or the Merger Agreement is terminated), the Depositary and Paying Agent may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for those unpurchased Shares will be returned (or new certificates for such Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary and Paying Agent’s account at DTC pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares” those Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the consideration offered to holders of Shares pursuant to the Offer, that increased consideration will be paid to holders of all Shares that are tendered pursuant to the Offer, whether or not those Shares were tendered prior to that increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. Except as set forth below, to validly tender Shares pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time and either (1) certificates representing Shares tendered must be delivered to the Depositary and Paying Agent or (2) those Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of that delivery received by the Depositary and Paying Agent (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedure described below. The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and Paying Agent and forming a part of a Book-Entry Confirmation (as defined below), which states that (x) DTC has received an express acknowledgment from the participant in DTC tendering such Shares which are the subject of that Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and (y) Purchaser may enforce that agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary and Paying Agent’s office.

Book-Entry Transfer. The Depositary and Paying Agent has agreed to establish an account with respect to Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer those Shares into the Depositary and Paying Agent’s account in accordance with DTC’s procedures for that transfer using DTC’s ATOP system. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. The confirmation of a book-entry transfer of Shares into the Depositary and Paying Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation”.

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary and Paying Agent.

Signature Guarantees and Stock Powers. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by an Eligible Institution. Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of such Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if those Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the Letter of Transmittal is signed by a person other than the registered owner(s) of such Shares listed, or if payment is to be made to or certificates for Shares representing Shares not tendered or accepted for payment are to be issued in the name of a person other than the registered owners(s), then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary and Paying Agent, a properly completed and duly executed Letter of Transmittal must accompany each delivery of certificates.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Time, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

iii.

if applicable, the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by email or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all those documents will be deemed made, and risk of loss of the certificate representing Shares will pass, only when actually received by the Depositary and Paying Agent (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If the delivery is by mail, it is recommended that all those documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Time.

The tender of Shares (pursuant to any one of the procedures described above) will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, transfer and assign such Shares tendered, as specified in the Letter of Transmittal (and any and all other Shares or other securities issued or issuable in respect of such Shares), and that when Purchaser accepts such Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares (tendered pursuant to one of the procedures described above) will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Other Requirements. Notwithstanding any provision of this Offer to Purchase, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary and Paying Agent of (a) certificates for (or a timely Book-Entry Confirmation with respect to) those Shares, (b) the Letter of Transmittal (or, with respect to Eligible Institutions, a manually executed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of

Transmittal) and (c) any other documents required by the Letter of Transmittal. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making that payment.

Binding Agreement. The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to validity, form and eligibility (including time of receipt) of the surrender of any certificate for Shares hereunder, including questions as to the proper completion or execution of any Letter of Transmittal or other required documents and as to the proper form for transfer of any certificates for Shares, will be determined by Purchaser (which may delegate power in whole or in part to the Depositary and Paying Agent) in its sole and absolute discretion which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the surrender of any Shares or certificate(s) for Shares whether or not similar defects or irregularities are waived in the case of any other stockholder. A surrender will not be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

Appointment. By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as that stockholder’s true and lawful agent and attorney-in-fact and proxies, each with full power of substitution and re-substitution, to the full extent of that stockholder’s rights with respect to such Shares tendered by that stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of those Shares on or after Acceptance Time. On and following the Offer Acceptance Time, such proxies and powers of attorney will be irrevocable and deemed to be coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by the stockholder as provided herein. Upon the effectiveness of the appointment, without further action, all prior powers of attorney, proxies and consents given by that stockholder will be revoked, and no subsequent powers of attorney, proxies and consents may be given (and, if given, will not be deemed effective). Upon the effectiveness of the appointment at the Offer Acceptance Time, Purchaser’s designees will, with respect to such Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of that stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of Huttig’s stockholders, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for those Shares, Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to those Shares, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Backup Withholding. To prevent “backup withholding” under United States federal income tax law with respect to cash paid in exchange for Shares pursuant to the Offer or cash received pursuant to the Merger, each stockholder (including any stockholder that tenders Shares pursuant to the Offer under the book-entry transfer procedures described above in this Section 3) should provide the Depositary with its correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, an applicable IRS Form W-8 (a copy of which may be obtained from the IRS website at http://www.irs.gov), or by otherwise furnishing other applicable documentation certifying such stockholder’s exemption from backup withholding. See Instruction 8 of the Letter of Transmittal and Section 5—“Material United States Federal Income Tax Consequences” of this Offer to Purchase for a more detailed discussion of backup withholding.

No alternative, conditional or contingent tenders will be accepted.

4. Withdrawal Rights.

A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Time and, if not previously accepted, at any time after May 27, 2022, which is the date that is 60 days after the date of the commencement of the Offer, pursuant to SEC regulations, but only in accordance with the procedures described in this Section 4; otherwise, the tender of Shares pursuant to the Offer is irrevocable.

For a withdrawal of Shares to be effective, a written or, with respect to Eligible Institutions, facsimile transmission, notice of withdrawal with respect to such Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered such Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares to be withdrawn, if different from that of the person who tendered those Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on those certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of those certificates. If a stockholder tenders Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, the stockholder must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of those Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary and Paying Agent may nevertheless, on behalf of Purchaser, retain tendered Shares, and those Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser in its sole and absolute discretion (which may delegate power in whole or in part to the Depositary and Paying Agent), which determination will be final and binding. Purchaser also reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Parent, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give that notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to United States Holders (as defined below) and non-United States Holders (as defined below) that exchange Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty or any tax consequences (e.g. estate or gift tax) other than United States federal income taxation. This summary deals only with Shares held as capital assets (within the meaning of Section 1221 of the Code (as defined below)), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt entity;

•	a retirement plan or other tax-deferred account;

•	a partnership or other pass-through entity (or an investor in a partnership or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, or in other compensatory transactions or who holds Shares that are subject to vesting restrictions;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a corporation that accumulates earnings to avoid United States federal income tax;

•	a government organization;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•	a person holding Shares that are, or were in the past, subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code (as defined below));

•	a person that purchases or sells Shares as part of a wash sale for tax purposes;

•	persons who own or owned (actually or constructively) more than 5% of our Shares (by vote or value) at any time during the five year period ending on the date of sale (or, if applicable, the Merger);

•	a person subject to the alternative minimum tax provisions of the Code (as defined below);

•	a “controlled foreign corporation”;

•	a “passive foreign investment company”;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any person who owns actually or constructively owns an equity interest in Parent or the Surviving Corporation;

•

a holder of Shares that is required to accelerate the recognition of any item of gross income with respect to the Shares as a result of that income being recognized on an applicable financial statement; or

•	any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This summary does not address any aspect of the United States Medicare tax, federal estate and gift tax consequences and does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or consider any aspects of United States federal tax law other than income taxation.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. No opinion or ruling has been or will be sought regarding any tax consequences relating to the matters discussed herein. Consequently, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those discussed below.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares and does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws.

United States Holders.

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more “United States persons” within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust, or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares.

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in such Shares exchanged therefor. A United States Holder’s adjusted tax basis in Shares will generally be equal to the cost of such Shares to the United States Holder, reduced (but not below zero) by any previous returns of capital. Any gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will generally be capital gain or loss, and will generally be long-term capital gain or loss if such United States Holder has held its Shares for more than one year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders is generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Non-United States Holders.

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is neither a United States Holder nor a partnership (or any other entity or arrangement treated as a partnership for United States federal income tax purposes).

Payments with Respect to Shares.

Subject to the discussion under “Information Reporting and Backup Withholding” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or the Merger generally will not be subject to United States federal income tax unless:

•	the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met;

•

the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States); or

•

the Shares constitute “United States real property interests” by reason of Huttig’s status as a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-United States Holder’s holding period for the Shares.

A non-United States Holder described in the first bullet point above will be subject to United States federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of gain derived from its sale of Shares, which generally may be offset by United States source capital losses.

A non-United States Holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise. If the non-United States Holder is a corporation, then such gain may be subject to an additional branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Huttig believes that it is not, and does not anticipate becoming, a USRPHC before the date of sale (or, if applicable, the date of the Merger) for United States federal income tax purposes. Even if Huttig were treated as a USRPHC, such treatment will not cause gain realized by a non-United States Holder on a disposition of Shares to be subject to United States federal income tax so long as (1) the non-United States Holder owned, directly, indirectly and constructively, no more than 5% of the Shares at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the non-United States Holder’s holding period for the Shares and (2) the Shares are regularly traded on an established securities market. If gain on the disposition of Shares is subject to tax under the third bullet point above, the non-United States Holder generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons unless an applicable income tax treaty provides otherwise.

Non-United States Holders should consult their tax advisors with respect to the application of the foregoing rules to their receipt of cash for Shares pursuant to the Offer or the Merger.

Information Reporting and Backup Withholding.

Proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger generally are subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). See Section 3—“Procedures for Accepting the Offer and Tendering Shares—Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a holder of Shares fails to provide an accurate TIN or otherwise establish an exemption from such withholding. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. To prevent backup withholding, a United States Holder that does not otherwise establish an exemption in a manner satisfactory to the Depositary and Paying Agent should properly complete and return IRS Form W-9 included in the Letter of Transmittal, certifying that such holder is a United States person within the meaning of Section 7701(a)(30) of the Code, that the TIN provided is correct, and that such holder is not subject to backup withholding. A non-United States Holder that does not otherwise establish an exemption in a manner satisfactory to the Depositary and Paying Agent should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary and Paying Agent, to prevent backup withholding. Non-United States Holders should consult their own tax advisors to determine which Form W-8 is appropriate.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding tax rules will be allowed as a credit against a holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR STOCKHOLDERS. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE PARTICULAR TAX CONSEQUENCES TO YOU OF TENDERING SHARES FOR CASH IN THE OFFER OR EXCHANGING SHARES FOR CASH PURSUANT TO THE MERGER IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, NON-UNITED STATES, OR OTHER LAWS.

6. Price Range of Shares; Dividends.

The Shares are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “HBP.” The following table sets forth, for the fiscal quarters indicated, the high and low intra-day sales prices per Share as reported on Nasdaq since January 1, 2020.

	High	Low
Fiscal Year Ending December 31, 2022:
First Quarter (January 1, 2022 through March 21, 2022)	$11.22	$8.15
Fiscal Year Ended December 31, 2021:
First Quarter (January 1, 2021 through March 31, 2021)	$4.56	$3.03
Second Quarter (April 1, 2021 through June 30, 2021)	$7.00	$3.62
Third Quarter (July 1, 2021 through September 30, 2021)	$7.45	$4.78
Fourth Quarter (October 1, 2021 through December 31, 2021)	$11.35	$5.05

	High	Low
Fiscal Year Ended December 31, 2020:
First Quarter (January 1, 2020 through March 31, 2020)	$1.75	$0.49
Second Quarter (April 1, 2020 through June 30, 2020)	$1.80	$0.62

Third Quarter (July 1, 2020 through September 30, 2020)	$3.00	$1.05
Fourth Quarter (October 1, 2020 through December 31, 2020)	$3.85	$2.17

After the close of trading on Nasdaq on October 13, 2021, Huttig issued a press release announcing the initiation of its strategic alternatives review process. The closing price of the Shares on Nasdaq Son October 13, 2021, the last full trading day prior to Huttig’s announcement, was $5.21 per share.

On March 21, 2022, the last full trading day before Parent and Huttig announced that they had entered into the Merger Agreement, the closing price of the Shares reported on Nasdaq was $9.50 per Share. The Offer Price of $10.70 per Share therefore represents a premium of (i) approximately 12.6% over such price and (ii) approximately 13.1% over the volume-weighted average price of the Shares on Nasdaq over the thirty trading day period ended on March 21, 2022 and (iii) approximately 105% over the closing price on the last full trading day prior to the announcement of Huttig’s strategic alternatives review process.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

Huttig has never declared or paid any cash dividends on the Shares and does not anticipate paying any cash dividends in the near future. Furthermore, the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Huttig will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or any combination thereof) in respect of any of its capital stock.

7. Certain Information Concerning Huttig.

Except as specifically set forth herein, the information concerning Huttig contained in this Offer to Purchase has been taken from, or is based upon, information furnished by Huttig or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Huttig’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Huttig and its business has been taken from Huttig’s Annual Report on Form 10-K for the year ended December 31, 2021, and is qualified in its entirety by reference to such report.

Huttig is a distributor of a broad array of building material products used principally in new residential construction, home improvement, and remodeling and repair projects. It distributes products through 25 distribution centers serving 41 states and sells primarily to building materials dealers, national buying groups, home centers and industrial users, including makers of manufactured homes. Huttig was incorporated in the State of Delaware in 1913.

Huttig’s principal executive offices are located 555 Maryville University Drive Suite 400, St. Louis, Missouri 63141. Huttig’s telephone number is (314) 216-2600.

Available Information. The Shares are registered under the Exchange Act. Accordingly, Huttig is subject to the information reporting requirements of the Exchange Act and is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Huttig’s directors and officers, their remuneration, restricted stock and restricted stock unit awards granted to them, the principal holders of Huttig’s securities, any material interests of such persons in transactions with Huttig and other matters is required to be disclosed in proxy statements. Such reports, proxy statements and other information are available on www.sec.gov.

Huttig’s Financial Projections. Huttig provided Parent with certain internal financial projections as described in Huttig’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Huttig’s stockholders contemporaneously with this Offer to Purchase.

8. Certain Information Concerning Parent and Purchaser.

Parent is an Oregon corporation with its principal executive offices located at 300 NW 16th St., Fruitland, ID 83619. The telephone number of Parent is (208) 452-3801. Purchaser is a Delaware corporation with its principal executive offices located at 300 NW 16th St., Fruitland, ID 83619. The telephone number of Parent is (208) 452-3801. Parent was incorporated in Oregon on January 19, 1968 under the name of “Dame Lumber & Moulding Co.” Parent changed its name to “Woodgrain Mouldings, Inc.” on January 2, 1984, to “Woodgrain Millwork, Inc.” on July 12, 1988 and to “Woodgrain Inc.” on September 4, 2019. Parent is a vertically integrated millwork operations that makes wood mouldings, doors, and windows. Purchaser was formed on March 18, 2022 solely for the purpose of completing the proposed Offer and Merger and has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Debt Financing (as described below in Section 9—“Source and Amount of Funds”) in connection with the Offer and the Merger. Purchaser has no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the Offer Acceptance Time, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly owned subsidiary of Parent.

The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors or executive officers of Parent are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, none of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares or other equity securities of Huttig.

Except as set forth elsewhere in this Offer to Purchase, (i) none of the persons listed in Schedule I has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Huttig, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies, (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC, to the knowledge of Parent , between any of the persons listed in Schedule I, on the one hand, and Huttig or any of its executive officers, directors and/or affiliates, on the other hand, and (iii) during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions, to the knowledge of Parent, between any of the persons listed in Schedule I, on the one hand, and Huttig or any of its executive officers, directors and/or affiliates, on the other hand concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

To the knowledge of Parent, none any of the persons listed in Schedule I has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the Public Reference Room may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

Purchaser estimates that it will need up to approximately $294 million to purchase all of the issued and outstanding Shares in the Offer, to provide funding for the consideration to be paid in the Merger and to pay related fees and expenses at the Closing of the Transactions (the “Transaction Uses”). Wells Fargo Bank, National Association (“Wells Fargo”) has provided to Purchaser a loan commitment equal to $500 million (the “Debt Financing”), comprising a $350 million term loan facility and a $150 million revolving credit facility. The proceeds of the Debt Financing, together with Parent and Huttig’s available cash, will be sufficient to pay the Offer Price for all Shares tendered in the Offer and the other Transaction Uses. Funding of the Debt Financing (as defined below) is subject to the satisfaction of various customary conditions set forth in the Debt Commitment Letter. The Offer and the Merger are not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer and pay for the Shares acquired in the Merger.

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because (i) the consideration offered in the Offer consists solely of cash, (ii) the Offer is being made for all issued and outstanding Shares, (iii) if we consummate the Offer, subject to the satisfaction or waiver of certain conditions, we have agreed to acquire all remaining Shares for the same cash price in the Merger, (iv) the Offer is not subject to any financing condition, and (v) we have all of the financial resources, including committed Debt Financing, sufficient to finance the Offer and the Merger.

Debt Financing.

Parent has received the Commitment Letter dated as of March 20, 2022 (the “Debt Commitment Letter”), pursuant to which Wells Fargo has committed to provide, subject to the terms and conditions of the Debt Commitment Letter, to Parent senior secured credit facilities in an aggregate principal amount of $500 million, expected to consist of $350 million term loan facility and a $150 million revolving credit facility for the purpose of funding the Transaction Uses pursuant to and in accordance with the Merger Agreement (such committed Debt Financing, the “Debt Financing”).

It is anticipated that the Debt Financing will have a five-year maturity from closing and will call for amortization payments as set forth in the Debt Commitment Letter. The applicable interest rate on the Debt Financing is anticipated to be a forward-looking term rate based on the secured overnight financing rate (“SOFR”) that is published by CME Group Benchmark Administration Limited (CBA) (or a successor administrator of such rate) (“Term SOFR”) plus a Term SOFR adjustment, plus an interest margin ranging from 150 basis points to 225 basis points depending on a total leverage ratio pricing grid as set forth in the Debt Commitment Letter. The definitive financing documentation is also expected to include a base rate option. All overdue amounts will be payable at a rate of 200 basis points per annum above the otherwise applicable rate.

It is anticipated that voluntary prepayments of the Debt Financing will be permitted at any time without premium or penalty, other than breakage costs related to Adjusted Term SOFR and Daily Simply SOFR. It is further anticipated that the Debt Financing will be subject to mandatory prepayment (without payment of a premium) with (1) net cash proceeds from certain non-ordinary course asset sales, casualty proceeds and condemnation awards (subject to reinvestment rights and other exceptions); (2) net cash proceeds from issuances of debt (other than certain permitted debt); and (3) 50% of consolidated excess cash flow commencing with the 2022 fiscal year if the total leverage ratio as defined therein is greater than 2.50 to 1.00.

The documentation governing the Debt Financing has not been finalized. Accordingly, the terms thereof are subject to change.

The funding of the Debt Financing, is subject to the following conditions:

•	execution and delivery of definitive financing documentation for the Debt Financing by Parent and each of the other parties party thereto;

•	the lenders having received customary and reasonably satisfactory opinions of counsel, corporate resolutions, and customary closing documentation and certificates (including a solvency certificate);

•

subject to the limited conditionality provisions set forth in the Debt Commitment Letter, Wells Fargo (on behalf of the lenders) having a valid and perfected first priority lien and security interest in the collateral as described therein (together with accompanying filings, recordations, searches and other deliverables);

•

the Merger shall have been consummated or will be consummated substantially concurrently with the initial funding of the Debt Financing on materially the terms set forth in the Merger Agreement (subject to certain potential modifications deemed not materially adverse to the interests of the lenders as set forth in the Debt Commitment Letter);

•	there not having occurred a material adverse effect (as defined in the Merger Agreement) since December 31, 2021;

•

the refinancing portion of the Transactions shall have been consummated or will be consummated substantially concurrently with the initial funding of the Debt Financing on materially the terms set forth in the Merger Agreement, and Wells Fargo shall have received customary payoff and lien termination documentation in connection therewith;

•	Wells Fargo having received the financial statements, projections and financial certificates of Huttig and Parent detailed in Annex B to the Debt Commitment Letter;

•	the provision of applicable documentation under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the Patriot Act;

•

the payment, or arrangement for such payment substantially contemporaneously with the initial funding of the Debt Financing, of all fees and expenses required to be paid to Wells Fargo, the lenders and the other parties referenced in the Debt Commitment Letter;

•

the material accuracy of certain specified representations to the extent required by the limited conditionality provisions set forth in the Debt Commitment Letter (or if qualified by materiality or material adverse effect, the accuracy thereof); and

•	the passing of forty (40) consecutive calendar days following the date of the Merger Agreement.

The obligation of Wells Fargo to fund the Debt Financing will terminate upon the earliest of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the consummation of the Closing and the payment by Parent of the Required Amounts (as defined in the Merger Agreement) in accordance with the Merger Agreement or (iii) the date that is three business days after the End Date (as defined in the Merger Agreement, subject to the extension provisions set forth therein as of the date of the Debt Commitment Letter).

The foregoing summary of certain provisions of the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letter, a copy of which has been filed as Exhibit (b)(1) to the Schedule TO and which is incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with Huttig.

Background of the Merger Agreement

The following is a description of significant contacts between representatives of Parent and Purchaser, on the one hand, and representatives of Huttig, on the other hand, that resulted in the execution of the Merger Agreement and commencement of the Offer. The discussion below covers only the key events and does not attempt to describe every communication among the parties. For a review of Huttig’s activities relating to the contacts leading to the Merger Agreement, please refer to the Schedule 14D-9, which will be filed by Huttig with the SEC and is being mailed to Huttig’s stockholders concurrently with this Offer to Purchase.

On October 19, 2021, Kelly Dame, the Chief Executive Officer of Parent, called Jon Vrabely, Huttig’s President and Chief Executive Officer, regarding Huttig’s October 13, 2021 press release, in which Huttig announced the initiation of its strategic alternatives review process, to confirm whether the Huttig Board would consider a tender offer to purchase all of the outstanding Shares of Huttig. Mr. Vrabely informed Mr. Dame that the Huttig Board had engaged Lincoln International LLC (“Lincoln International”) and Larry Repar, a consultant to Huttig, as its financial advisors and that one of them would contact Mr. Dame in the near future to engage Parent in the process, if it were so inclined.

On October 22, 2021, Larry Repar, a consultant to Huttig, called Kelly Dame, the Chief Executive Officer of Parent, to inquire whether Parent might be interested in pursuing a potential strategic transaction involving Huttig.

On November 8, 2021, Parent entered into a confidentiality agreement with Huttig with respect to a potential strategic transaction involving Huttig.

On November 19, 2021, based on publicly available information, Parent sent Lincoln International a non-binding preliminary indication of interest to acquire all of the outstanding shares of Huttig at $9.50 to $12.00 per share.

On November 28, 2021, Parent received access to an electronic data room containing certain confidential information of Huttig including, among other things, a confidential management presentation and five-year financial forecast prepared by Huttig’s management, which enabled Parent to conduct detailed financial and business due diligence with respect to Huttig.

On December 8, 2021, Lincoln International held a management meeting with Purchaser and Parent. During such meeting, members of Huttig’s senior management made a presentation regarding Huttig’s business and prospects, and responded to questions.

On December 22, 2021, Parent sent Lincoln International a non-binding updated indication of interest to acquire all of the outstanding shares of Huttig at $8.00 per share, and communicated to Lincoln International that Parent was interested in purchasing Huttig’s door business.

On January 5, 2022, Parent was notified that it was not among the higher-bidders who would be allowed to proceed in the process, but was asked if it would be willing to share its name with the higher-bidder, to which Parent consented, regarding a potential acquisition of Huttig’s door business following an acquisition of Huttig by another bidder.

On January 20, 2022, Parent and another bidder had initial discussions about a potential purchase and divestiture, to Parent, of Huttig’s door business.

On January 31, 2021, Kelly Dame spoke by phone with Jon Vrabely, Huttig’s President and Chief Executive Officer, regarding Parent’s potential interest in acquiring Huttig’s door business if Huttig were acquired by another party.

On February 4, 2022, Parent held additional discussions with the other bidder it had initial discussions with on January 20, 2022, terminating discussions after that date upon the request of Huttig.

On February 8, 2022, Mr. Vrabely and Mr. Dame spoke by phone to discuss the possibility of Parent submitting a revised indication of interest. Huttig also provided Parent with detailed financial information and shared with Parent the break-up analysis prepared by Huttig’s senior management.

On February 9, 2022, members of Parent’s tax department met with Phil Keipp, Huttig’s Chief Financial Officer, to discuss Huttig accounting and tax matters.

On February 10, 2022, representatives of Parent met with Mr. Vrabely for detailed due diligence meetings.

On February 11, 2022, Purchaser sent Lincoln International a non-binding updated indication of interest to acquire all of the outstanding shares of Huttig at $11.00 per share.

Later on February 11, Parent delivered to its legal counsel, Stoel Rives, the form of merger agreement that had been proposed by Huttig, which included customary restrictions on soliciting other proposals from third parties, a “fiduciary out” provision that would permit Huttig’s Board to negotiate with a third party that submits an unsolicited acquisition proposal, and to terminate the merger agreement to accept a superior proposal after providing Purchaser with an opportunity to match such superior proposal and paying a termination fee (the “Termination Fee”) .

On February 12, 2022, further discussions occurred between Mr. Vrabely and Mr. Dame regarding pricing, and Parent submitted a supplement to its February 11, 2022 non-binding indication of interest, which supplement contained an increased proposed valuation of $11.25 per share, which increase was made in consideration of a grant of exclusivity by Huttig to Parent.

On February 14, 2022, Parent and Huttig entered into an exclusivity agreement under which Huttig agreed to cease negotiating with other bidders to facilitate the negotiation of an acquisition of the Shares through March 6,

2022, subject to specified conditions including delivery of a proposed markup of the Merger Agreement on or before February 18, 2022 and submission of requests for additional due diligence information on or before February 26, 2022.

On February 18, 2022, Stoel Rives LLP (“Stoel Rives”), legal counsel for Parent, delivered its proposed markup of the Merger Agreement to Lincoln International. The draft provided for, among other things, that the directors and executive officers of Huttig would enter into tender and support agreements (“Tender and Support Agreements”) pursuant to which they would agree to tender their Shares in the Offer, changes to the definitions of “Intervening Events” and “Material Adverse Effect,” additional representations and warranties and additional covenants related to Parent’s financing commitment, elimination of any obligation of Parent to take specified actions required to cause the expiration of the notice periods under the HSR Act and to resolve any objections raised by governmental authorities with respect to the contemplated transactions, and a termination fee payable to Parent under specified circumstances equal to 5.0% of the implied equity value of Huttig.

On February 23, 2022, Stoel Rives discussed its revisions to the Merger Agreement with Baker McKenzie.

On February 26, 2022, Stoel Rives received proposed revisions to the Merger Agreement from Baker McKenzie, which among other changes modified the definition of “Material Adverse Effect” and specified Huttig representations and warranties, inserted a requirement to take specified actions with respect to review under the HSR Act, and reduced the termination fee to 2.5% of the implied equity value of Huttig.

On March 2, 2022, Parent requested an extension of its exclusivity period to complete due diligence and its valuation analysis, and Stoel Rives and Baker McKenzie discussed outstanding diligence and the status of outstanding transaction negotiation points.

On March 3, 2022, Huttig and Parent entered into an amendment to their exclusivity agreement extending the exclusivity period until March 18, 2022 and requiring Parent to work in good faith to finalize the Merger Agreement no later than March 8, 2022 and to finalize Parent’s remaining due diligence and submit a debt commitment letter by the end of the extended exclusivity period.

March 3, 2022, Stoel Rives and Baker McKenzie discussed via videoconference the revised draft of the Merger Agreement and certain matters relating to due diligence. Later on March 3, 2022, Stoel Rives delivered a markup of the Merger Agreement to Baker McKenzie, including changes to the “Material Adverse Effect” definition, a minimum period of 40 days prior to the closing of the Offer to permit syndication of Parent’s financing for the transaction, additional changes to the regulatory approval covenant favorable to Parent and a 4.0% Huttig termination fee, which would also be payable in the case of a breach by Huttig or its representatives of their covenants relating to competing acquisition proposals. Stoel Rives also delivered a draft form of Tender and Support Agreement.

On March 9, 2022, Mr. Dame and Mr. Vrabely discussed outstanding transaction terms on a conference call. The parties agreed, among other things, to a termination fee equal to 3.75% and inclusion of language in the regulatory approval covenant.

On March 10, 2022, Baker McKenzie delivered a markup of the Merger Agreement to Stoel Rives documenting the terms discussed by Messrs. Dame and Vrabely, including a 3.75% termination fee, covenants regarding regulatory approvals, a proposed July 15, 2022 end date for the termination provision of the Merger Agreement, and an option for Huttig to extend the end date to a date not later than March 15, 2023 if all closing conditions were satisfied other than the expiration or termination of the applicable waiting period under the HSR Act. Stoel Rives subsequently sent a markup of the Merger Agreement to Baker McKenzie proposing changes to the regulatory approval covenant favorable to Parent and revisions to the end date extension so that it would be exercisable by Parent rather than Huttig.

On the evening of March 10, 2022, representatives of Wells Fargo discussed valuation and pricing matters with representatives of Lincoln International, and indicated that based on due diligence and valuation work since entering into the exclusivity period, economic uncertainties resulting from Russia’s invasion of Ukraine and inflationary pressures, and concerns regarding Huttig’s ability to achieve forecasted financial results, Parent’s estimation of value was significantly lower than preliminary expectations, and in the $9.00 per Share range.

On March 11, 2022, financial advisers to Parent and Huttig held several calls to discuss valuation matters. Mr. Repar spoke by phone with Mr. Dame regarding the valuation at $9.00 per Share, and Mr. Repar informed Mr. Dame that that price was not acceptable to Huttig. Lincoln International subsequently terminated the access of Parent and its advisors to the virtual dataroom.

On March 13, 2022, representatives of Wells Fargo contacted representatives of Lincoln regarding Parent’s revised proposal. Wells Fargo stated that Parent was not prepared to proceed based on its original proposed $11.25 purchase price, but would be willing to consider a price higher than $9.00 per share. Wells Fargo also indicated that Parent preferred to negotiate a revised purchase price before confirming its revised $9.00 proposal in writing, as requested by Huttig.

On March 14, 2022, Mr. Vrabely and Mr. Dame had a teleconference regarding a proposed price per share of $10.05, and Mr. Vrabely requested that Mr. Dame provide the revised proposal in writing. Also on March 14, 2022, Mr. Dame and Mr. Repar discussed pricing matters via teleconference. Parent subsequently received a letter from Baker McKenzie on behalf of Huttig purporting to terminate the exclusive negotiation period.

On March 15, 2022, Mr. Repar contacted Mr. Dame by phone to explain that it was difficult for Huttig to respond to Parent’s revised offer because Huttig had on offer higher than $10.05. Mr. Repar advised Mr. Dame during the call that Parent needed to improve its proposed purchase price to at least $10.75 in order for Huttig to continue negotiations.

On March 15, 2022, Stoel Rives, on behalf of Parent, delivered a letter to Baker McKenzie that reduced to writing Parent’s offer at $10.05, and stated among other things that Huttig did not have the right to unilaterally terminate the exclusive negotiating period based on pricing discussions, and that Parent was prepared to complete its due diligence review and deliver a debt financing commitment letter within the deadlines specified in the exclusivity agreement.

On March 17, 2022, Lincoln International delivered a letter signed by Delbert Tanner, the Chairman of Huttig’s Board, to Parent and its advisors rejecting the $10.05 price and indicating that Huttig would be willing to continue to negotiate with Parent if Parent would pay $10.75 per Share and if the terms of a final Merger Agreement were finalized no later than 6 p.m. Eastern time on March 18, 2022. Later on March 17, Mr. Dame and Mr. Repar had a call on which they discussed price.

On March 18, 2022, Mr. Dame and Mr. Repar had several discussions regarding price, and reached an oral agreement at $10.70 per Share. Subsequently, representatives of Wells Fargo contacted representatives of Lincoln International by phone to indicate that they believed the parties had reached agreement on substantially all of the transaction terms and that Parent was willing to proceed on expedited based to finalize the transaction, but that Parent and its representatives believed that additional time would be required to complete negotiations of the definitive Merger Agreement and disclosure schedules and finalize the Debt Commitment Letter to be provided by Wells Fargo.

On March 18, 2022, Stoel Rives sent a letter reducing to writing the $10.70 per Share offer, contingent on extending the exclusivity period through the end of the following week to finalize the Merger Agreement and the debt financing commitment letter. Later on March 18, 2022, representatives of Parent were given access to the online dataroom and Huttig delivered a letter to Parent signed by Mr. Tanner stating that Huttig would extend exclusivity only through March 19, 2022, contingent on Parent accepting specified merger agreement concessions, including a reduction of the termination fee to 3.0%, limiting required Tender and Support Agreements to insiders at Huttig, delivery of a satisfactory debt commitment letter prior to signing, and elimination of a proposed minimum 40-day closing period. Subsequently, Baker McKenzie delivered to Stoel Rives a revised draft of the Merger Agreement implementing the terms specified in the letter.

On behalf of Parent, Stoel Rives responded to Baker McKenzie on March 18, 2022, indicating that Parent would not agree to the specified terms by the deadline imposed in the letter. Later that evening, Stoel Rives delivered to Baker McKenzie an initial draft of the debt commitment letter and Baker McKenzie provided a revised draft of the disclosure letter to the Merger Agreement to Stoel Rives.

Later in the evening of March 18, 2020, representatives of Huttig, Lincoln and Wells Fargo exchanged email messages regarding the timeline for finalizing the transaction and the changes to the Merger Agreement proposed in Huttig’s letter to Parent earlier that evening. Mr. Vrabely subsequently notified Wells Fargo by email that Huttig was terminating further discussions with Parent.

On the morning of March 19, 2022, Wells Fargo sent an email message to Mr. Vrabely confirming the willingness of Parent and its representatives to work toward finalizing the definitive Merger Agreement by the end of the day on March 20, 2022. Subsequently, Huttig communicated to Parent an additional demand that Parent agree to escrow $5,000,000 as an advance payment. Later on March 19, 2022, Baker McKenzie sent comments on the draft Wells Fargo Debt Commitment Letter to Stoel Rives.

On the evening of March 19, 2022, Mr. Vrabely and Mr. Dame spoke by phone to discuss the remaining open issues on the Merger Agreement. During the call, it was agreed that the termination fee payable by Huttig would be reduced to 3.0%, that the Merger Agreement would include the regulatory approval language and end dates requested by Huttig, with both parties having the option to extend the end date in the case of a delay in receiving required regulatory approvals, and the 40-day minimum pre-closing period requested by Parent.

On the morning of March 20, 2022, Baker McKenzie circulated revised drafts of the Merger Agreement and the disclosure letter in substantially final form and Stoel Rives circulated a revised draft of the Wells Fargo Debt Commitment Letter in substantially final form.

On March 20, 2022, Huttig, Purchaser and Wells Fargo executed the Debt Commitment Letter, and delivered the signed letter to Baker McKenzie.

Later on March 20, 2022, Huttig, Parent and Purchaser executed the Merger Agreement, and Purchaser and each of the directors and executive officers of Huttig executed the Tender and Support Agreement.

On the evening of March 21, 2022, after the close of trading on the Nasdaq Stock Market, Huttig and Parent issued a joint press release announcing the execution of the Merger Agreement.

11. The Merger Agreement; Other Agreements.

The following is a summary of certain provisions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning Huttig.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders of Huttig and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer.

The Merger Agreement provides that Purchaser will commence the Offer to purchase all Shares at a price per share equal to the Offer Price on or before March 28, 2022, and that, subject to the satisfaction, or waiver by

Purchaser or Parent, of the Offer Conditions that are described in Section 15—“Certain Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and accept for purchase and promptly pay (or cause the Depositary and Paying Agent to pay) for all such Shares validly tendered and not validly withdrawn pursuant to the Offer. The initial Expiration Time of the Offer will be at one minute after 11:59 P.M., New York City time, on April 25, 2022.

Terms and Conditions of the Offer.

The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for purchase, and pay for, any and all Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the prior satisfaction of or waiver of the Offer Conditions and the other terms and conditions set forth in the Merger Agreement. See Section 15—“Conditions of the Offer.” Under the terms of the Merger Agreement, Purchaser has the right, but not the obligation, to in its sole discretion waive any Offer Condition other than the Minimum Tender Condition or modify the terms of the Offer (including by increasing the Offer Price), except that without the prior written consent of Huttig, (i) Purchaser shall not decrease the Offer Price (except for an equitable adjustment due to change in outstanding shares prior to acceptance) and (ii) no change may be made to the Offer that (1) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (2) decreases the number of Shares of common stock subject to the Offer, (3) waives or amends the Minimum Tender Condition or the Termination Condition, add to the Offer Conditions or modify in any manner adverse to the holders of common stock any Offer condition, (4) except as provided in the Merger Agreement, extends the Offer, or (5) otherwise amends, modifies or supplements the Offer in a manner that is, or could reasonably be expected to be, adverse to the holders of common stock.

Expiration and Extension of the Offer.

The initial expiration of the Offer will be at one minute after 11:59 P.M., New York City time, on the 20th business day following commencement of the Offer, April 25, 2022.

The Merger Agreement provides that, subject to our rights and Huttig’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances, we will extend the Offer as follows:

(i)

Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer or the minimum period otherwise required by applicable Law;

(ii)

If any Offer Condition has not been satisfied or waived as of the scheduled expiration date, Purchaser shall, and Parent shall cause Purchaser to, extend the Offer for one or more consecutive increments of not more than 5 business days each, or longer if agreed to in writing, until all Offer Conditions have been satisfied or waived; and

(iii)

Notwithstanding the foregoing, in no event shall Purchaser be required to extend the Offer beyond the earlier of (A) the End Date of the Merger Agreement in compliance with the Merger Agreement and (B) the date the Agreement is terminated in accordance with the Merger Agreement.

Offer Documents.

On the date of the commencement of the Offer, Parent and Purchaser will file with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), which will contain an offer to purchase and related letter of transmittal and summary advertisement. The Schedule TO and the documents included therein are referred to as the “Offer Documents.”

Parent and Purchaser will cause the Offer Documents to be (i) filed with the SEC to comply with the Exchange Act and other applicable Laws and not to contain any untrue statement of a material fact or omit to state any material fact required to be stated and (ii) disseminated to holder of shares of common stock as required by the Exchange Act.

Huttig will promptly furnish to Parent and Purchaser all information concerning Huttig required by the Exchange Act or other applicable Law to be included in the Offer Documents or requested in writing.

Each of Parent, Purchaser and Huttig will promptly correct any information or omission if and to the extent that it becomes false or misleading.

Prior to the filing of the Offer Documents with the SEC or the dissemination to the stockholders, or responding to any comments of the SEC, Parent and Purchaser will provide a reasonable opportunity to Huttig and its counsel to review and comment and Parent and Purchaser will give good faith consideration to any such comments. Parent and Purchaser will promptly provide to Huttig and its counsel copies of any written comments and will inform of any oral comments or discussions from or with the SEC. Parent and Purchaser will provide a reasonable opportunity to Huttig and its counsel to participate in the discussion and formulation of the response to such comments of the SEC.

Acceptance and Consummation of the Offer.

On the terms in the Merger Agreement and subject to the satisfaction of the Offer Conditions, promptly after, and in any event by 9:00 a.m., New York City time, on the business day (determined in accordance with Rule 14d-1(g)(3) under the Exchange Act) immediately following the expiration of the Offer, Purchaser will irrevocably accept for payment all shares of common stock validly tendered and not validly withdrawn pursuant to the Offer (such time of acceptance, the “Acceptance Time”). At or promptly following the Acceptance Time, and in any event by the end of the business day on which the Acceptance Time occurs, Purchaser will pay for all of the shares of common stock pursuant to the Offer. Parent will provide to Purchaser all funds required for the purchase. The Offer Price will be paid to the holder in cash or immediately available funds, without interest and net of any applicable withholding Taxes as provided in the Merger Agreement.

Termination or Withdrawal of Offer.

Purchaser will not terminate or withdraw the Offer prior to the then applicable Expiration Time without the prior written consent of Huttig, except in the event that the Merger Agreement is terminated in accordance with the Merger Agreement. If it is so terminated, Purchaser will immediately, irrevocably and unconditionally terminate the Offer and not acquire any shares of common stock pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, or Merger Agreement is terminated prior to the purchase of the common stock, Purchaser will return all tendered shares.

Adjustment of Offer Price.

If, at any time between the date of the Merger Agreement and the Acceptance Time, any change in the number of outstanding shares of common stock occurs as a result of a stock split, reverse stock split, stock dividend, combination of shares, exchange or recapitalization of shares with a record date occurring during such period, then the Offer Price payable in connection with Offer will be equitably adjusted to reflect such change.

Recommendation.

The Huttig Board, at a meeting duly called and held, adopted resolutions: (i) determining the Transactions are fair to and in the best interests of Huttig and its stockholders; (ii) declaring it advisable for Huttig to execute and enter into the Merger Agreement, deliver and perform its obligations under the Merger Agreement and consummate the Transactions upon the terms and subject to the conditions set forth in the Merger Agreement; (iii) resolve that the Merger Agreement and the Transactions shall be governed by and effected under Section 251(h) and other relevant provisions of the DGCL; and (iv) resolve to recommend that the stockholders of Huttig accept the Offer and tender their Shares to Purchaser pursuant to the Offer on the terms and subject to the conditions set forth in the Merger Agreement (collectively, the “Board Recommendation”).

Huttig Actions.

On or promptly after filing by Parent of the Offer Documents, Huttig will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”), which will (i) subject to Section 7.2, include the Recommendation and (ii) include the notice to the holders of common stock of appraisal rights required by Section 262 of the DGCL (“Section 262”).

Huttig will ensure Schedule 14D-9 complies with the Exchange Act and other applicable Laws and not to contain any untrue statement of a material fact or omit any material fact. Huttig will disseminate Schedule 14D-9 to the holder of shares of common stock as required by Section 262. Parent and Purchaser will furnish to Huttig all information required by the Exchange Act or other applicable Law to be included in the Schedule 14D-9 or reasonably in writing by Huttig.

The parties will promptly correct any information in the Schedule 14D-9 and will correct any material omissions. Huttig will amend or supplement Schedule 14D-9 and file it with the SEC and disseminate to its stockholders, as required by Section 262 or any other applicable Law.

Prior to the filing of Schedule 14D-9 with the SEC or the dissemination to Huttig’s stockholders, or responding to any comments of the SEC, Huttig will provide a reasonable opportunity to Parent and its counsel to review and comment and will give reasonable and good faith consideration to comments made by Parent or its counsel. Huttig will provide to Parent and its counsel copies of written comments and will promptly inform of oral comments or discussions. Huttig will provide a reasonable opportunity to Parent and its counsel to participate in the response to such comments in any discussions.

In connection with the Offer, Huttig will instruct its transfer agent to furnish Parent and Purchaser with mailing labels containing the names and addresses of the record holders of the common stock as of a recent date and those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and other information in the Huttig’s possession, and will furnish to Parent and Purchaser such information and assistance as Parent may reasonably request for these purposes. Subject to applicable Laws, Parent and Purchaser will hold in confidence in accordance with the Nondisclosure Agreement the information contained in any such labels, lists, files and other information, and will use such documents and information only in connection with the Contemplated Transactions. If this Agreement is terminated in accordance with the Merger Agreement, Parent and Purchaser will promptly deliver, and cause their Representatives to deliver, to Huttig, or destroy and certify that such destruction has been completed, any and all copies of such documents and information then in their possession and control.

The Merger.

Upon the terms and subject to the conditions set forth in the Merger Agreement and the applicable provisions of the DGCL (including pursuant to Section 251(h) of the DGCL), at the Effective Time, (a) Purchaser will be merged with and into Huttig; (b) the separate corporate existence of Purchaser will thereupon cease; and (c) Huttig will continue as the surviving corporation of the Merger. Huttig, as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

The closing of the Merger (the “Closing”) will take place at 10:00 a.m. Chicago time on the later of (a) 40 days after the date of the Merger Agreement or sooner upon mutual agreement subject to the satisfaction or waiver of all of the conditions set forth in the Merger Agreement (other than those conditions that are to be satisfied at the Closing) and (b) the second business day after the satisfaction or waiver of all of the conditions set forth in the Merger Agreement or as agreed in writing. The date on which the Closing actually occurs is referred to in the Merger Agreement as the “Closing Date.”

On the Closing Date, Parent and Huttig will file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by the

DGCL. The Merger will become effective at such time, or as agreed and specified in the Certificate of Merger. The “Effective Time” is the time that the Merger becomes effective.

Certificate of Incorporation; Directors and Officers of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of Huttig (the “Charter”), will be amended and restated in its entirety to read in its entirety as set forth in Exhibit A to the Merger Agreement, and such amended and restated certificate of incorporation will become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL and the certificate of incorporation.

Bylaws.

At the Effective time, the bylaws of the Surviving Corporation will be amended and restated to read in their entirety as set forth in Exhibit B to the Merger Agreement, and as so amended and restated will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the applicable provisions of the DGCL, the certificate of incorporation of the Surviving Corporation and such bylaws.

Directors of the Surviving Corporation.

At the Effective Time, the initial directors of the Surviving Corporation will be the directors of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation, the bylaws of the Surviving Corporation or otherwise as provided by applicable law.

Officers of the Surviving Corporation.

At the Effective Time, the initial officers of the Surviving Corporation will be the officers of Huttig as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the certificate of incorporation, the bylaws of the Surviving Corporation or otherwise as provided by applicable law.

Conversion of Shares.

Under the terms of the Merger Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, Huttig or any stockholder thereof:

(i)

Each Share outstanding immediately prior to the Effective Time (other than Excluded Shares and the Dissenting Shares) will be converted into and will represent the right to receive an amount equal to the Offer Price;

(ii)	Each Excluded Share as defined in the Merger Agreement shall be cancelled, and no payment shall be made with respect thereto; and

(iii)

Each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Corporation.

Dissenting Shares as defined in the Merger Agreement will not be converted into or represent the right to receive the Per Share Merger Consideration, and holders of such shares will only be entitled to appraisal rights as are granted by Section 262. Huttig will give Parent prompt notice of any written demands to this effect and the opportunity to direct negotiations and proceedings with respect to such demands.

From and after the Effective Time, each holder of a certificate previously representing certificated shares of common stock that are in non-certificate book-entry form will cease to have any rights with respect to such common stock except the right to receive Merger Consideration.

Treatment of Equity Awards

At the Effective Time, each restricted stock award or restricted stock unit award will immediately vest and be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive a cash payment (without interest and less applicable withholding taxes) equal to the product of (i) the number of Shares subject to such restricted stock award or restricted stock unit award, respectively, as of the Effective Time and (ii) the Per Share Merger Consideration.

At the Effective Time, each right of any kind to acquire common stock held, awarded, outstanding, payable or reserved for issuance under any Stock Plan or Benefit Plan, other than the restricted stock and restricted stock unit awards, that is outstanding at the Effective Time will immediately vest and be cancelled by virtue of the Merger in consideration for the right to receive a cash payment equal to the Merger Consideration.

At or prior to the Effective Time, Parent will deposit the aggregate of the consideration owed to all holders of restricted stock and restricted stock unit awards and other award consideration as provided in the Merger Agreement. The applicable holders of restricted stock and restricted stock unit awards will receive payment from the Surviving Corporation through its payroll system all amounts payable to such holders in respect of such awards and other awards cancelled and converted to cash as provided in the Merger Agreement as promptly as possible but in accordance Section 409A of the Code no later than 15 calendar days following the Effective Time.

Payment for Shares

At least five business days prior to the Acceptance Time, Parent will designate a bank or trust company to act as depository agent (the “Depository Agent”) in connection with the Offer and as paying agent (the “Paying Agent”) in connection with the Merger. At least two business days prior to the Acceptance Time, Parent will deposit cash sufficient to make the payments to the holders of shares of common stock. On or prior to the Closing Date, Parent will deposit cash sufficient to pay the Merger Consideration in exchange for all other shares of common stock outstanding immediately prior to the Effective Time, other than the Excluded Shares and Dissenting Shares (such amount, together with the amount deposited pursuant to the immediately preceding sentence, the “Payment Fund”). If the Payment Fund is insufficient to make such payments, Parent will promptly deposit sufficient additional funds. The Payment Fund will be invested by the Paying Agent as directed by Parent or the Surviving Corporation; provided that such investments will be solely in (i) obligations of or guaranteed by the United States of America, (ii) commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (iii) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding one billion dollars or (iv) money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument may have a maturity exceeding three months.

As soon as reasonably practicable after the Effective Time and in any event not later than the second business day following the Closing Date, the Surviving Corporation will instruct the Paying Agent to deliver to each holder of record of shares of common stock converted into the right to receive the portion of the Merger Consideration (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of Certificates. Upon surrender of Certificates, the holder will be entitled to receive from the Payment Fund an amount in cash equal to the product of (i) the number of shares represented by such holder’s Certificates and (ii) the Per Share Merger Consideration (less any applicable withholding Taxes). No interest will be paid or accrued on any amount payable upon due surrender of Certificates.

After the Effective Time, there will be no further registration of transfers of shares of common stock outstanding prior to the Effective Time. From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time will cease to have any rights. Any portion of the Payment Fund that remains unclaimed by the holders of shares of common stock one year after the Effective Time will be returned to Parent and any such holder that has not exchanged shares will thereafter look only to Parent or the Surviving Corporation for delivery.

Neither Parent, the Surviving Corporation nor the Paying Agent will be liable to any former holder of common stock for any portion of the Merger Consideration delivered to any Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law.

If any Certificate has been lost, stolen or destroyed, the Paying Agent will issue after signing of an affidavit or posting a bond, if reasonable.

Each of Parent, Purchaser, the Surviving Corporation, the Company, the Depository Agent, and the Paying Agent will be entitled to deduct and withhold or cause to be deducted and withheld from the consideration otherwise payable to a holder of Shares such amounts as each such person, as the case may be, is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-United States or other Tax Law. To the extent that amounts are so deducted or withheld and paid over to the applicable Governmental Authority or Taxing Authority, such amounts will be treated for all purposes as having been paid to the holder of Shares in respect of which such deduction and withholding was made.

Representations and Warranties.

The Merger Agreement contains representations and warranties of Huttig, Parent and Purchaser.

In the Merger Agreement, Huttig has made customary representations and warranties (qualified by reference to certain SEC filings and its disclosure letter to the Merger Agreement) to Parent and Purchaser with respect to, among other matters:

(i)	Huttig’s corporate existence and power to conduct its business;

(ii)	Huttig’s and its subsidiaries’ capital structure;

(iii)	Huttig’s capitalization, equity plans and equity awards;

(iv)	Huttig’s corporate power and authority to enter into the Merger Agreement;

(v)

The due execution and delivery of the Merger Agreement by Huttig and performance by Huttig of its obligations thereunder, and the consummation of the Offer and the Merger and the Transactions, and the duly and valid approval by the Huttig Board;

(vi)	The absence of conflicts with the organizational documents of Huttig, material contracts, or applicable law of Huttig;

(vii)	Huttig’s actions to remove restrictions on business combinations in Section 203 of the DGCL or similar statute and any Rights Plan;

(viii)	Huttig’s filings with the SEC;

(ix)	Huttig’s financial statements and internal controls;

(x)	The accuracy of the information supplied by Huttig for inclusion in certain SEC filings relating to the Offer;

(xi)	Huttig’s compliance with SEC regulations and takeover laws;

(xii)	The absence of certain changes or events involving Huttig;

(xiii)	The absence of certain undisclosed liabilities;

(xiv)	The absence of legal proceedings involving Huttig and its subsidiaries;

(xv)	Compliance with applicable law by Huttig and its subsidiaries;

(xvi)

Huttig and its subsidiaries hold all required permits, licenses, easements, variances, exemptions, consents, certificates, authorizations, registrations, orders and other approvals from Governmental Authorities that are material to the operation of the business of Huttig and its Subsidiaries;

(xvii)	Tax matters;

(xviii)	Employee benefits plans;

(xix)	Labor and employment matters;

(xx) Intellectual property matters;

(xxi) Environmental matters;

(xxii) Certain material contracts;

(xxiii) Contracts involving a governmental authority;

(xxiv) Contracts involving related party transactions;

(xxv)	Real property matters;

(xxvi)	Insurance coverage of Huttig and its subsidiaries;

(xxvii)	Opinion of financial advisor; and

(xxviii)	Brokers’ or finder’s fees.

Some of the representations and warranties in the Merger Agreement made by Huttig are qualified as to knowledge, “materiality,” “Material Adverse Effect” or similar qualifications as to materiality.

For purposes of the Merger Agreement, “Material Adverse Effect” means any change that, individually or in the aggregate, (a) would have a materially adverse effect on the business, assets, financial condition or operations of Huttig and its subsidiaries or (b) are reasonably expected to prevent Huttig from performing its obligations under the Agreement or to consummate the Contemplated Transactions.

Notwithstanding the foregoing, none of the following (by itself or when aggregated) will be deemed to be or will constitute a Material Adverse Effect or will be taken into account when determining whether a Material Adverse Effect (subject to the limitations set forth below):

(i)	Any change in general United States or other national, regional or global economic conditions or trends;

(ii)	Any change in the financial, credit, securities, or other capital markets in the United States or any other jurisdiction;

(iii)	General conditions in the industries in which Huttig or subsidiaries generally conduct business;

(iv)

Any change resulting from decline in market price, or change in trading volume, of the common stock or adverse change in the credit rating of Huttig or any of its securities, except facts giving rise to these changes could be considered a Material Adverse Effect if otherwise not excluded;

(v)	Any change resulting from a failure by Huttig or its subsidiaries to meet internal projections;

(vi)	Any change resulting from negotiation or performance of the Agreement or the public announcement of it;

(vii)	Any change resulting from a proceeding brought by the stockholders of Huttig;

(viii)	Any change resulting from any action taken or omitted by Huttig or its subsidiaries as required by this Agreement;

(ix)

Any change resulting from earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, pandemics (including COVID-19), climate change, weather conditions and other force majeure events in the United States or any other country or region in the world;

(x)	Any change in regulatory, legislative or political conditions in the United States or any other country or region in the world;

(xi)

Any change resulting from shutdown of a governmental authority, geopolitical conditions, outbreak of hostilities, sabotage, cyberattacks, insurrection, riots, social or civil unrest, terrorism or military actions (including any escalation or general worsening of any such hostilities, acts of war, sabotage, terrorism or military actions) in the United States or any other country or region in the world;

(xii)	Any change in applicable law, including any tax, trade policy, GAAP or COVID-19 measures;

(xiii)	Any change set forth in Huttig Disclosure Letter;

Except, with respect to points one, two, three, four, five, nine, ten, eleven and twelve, to the extent that such Effect has had a disproportionate adverse effect on Huttig and its subsidiaries relative to similarly situated participants in which Huttig and its subsidiaries conduct business, the incremental disproportionate adverse impact may be taken into account in determining whether there has occurred a Material Adverse Effect.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties (qualified by reference their disclosure letter to the Merger Agreement) to Huttig with respect to, among other matters:

(i)	The corporate organization and valid existence of Parent and Purchaser;

(ii)	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

(iii)

The due execution and delivery by Parent and Purchaser of the Merger Agreement, the enforceability of the Merger Agreement against Parent and Purchaser and the duly and valid approval authorization by the boards of directions of Parent and Purchaser to carry out the transaction;

(iv)	Compliance with governmental authorizations by Parent and Purchaser;

(v)	The absence of conflicts with the organizational documents of Parent or Purchaser, applicable law, or contracts of Parent or Purchaser;

(vi)	The absence of legal proceedings involving Parent or its affiliates as of the date of the Merger Agreement;

(vii)	Ownership of Shares by Parent, Purchaser and Parent’s subsidiaries;

(viii)	The accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;

(ix)	The absence of certain agreements;

(x)	The financing commitments obtained by Parent and Purchaser for the Transactions;

(xi)	The Debt Commitment Letter is in full force and effect, and constitutes the valid, binding and enforceable obligation of Parent, Purchaser, as applicable.

(xii)

That Parent’s obligations under the Merger Agreement are not conditioned in any manner whatsoever upon Parent or Purchaser obtaining proceeds from the Debt Financing to satisfy any funding obligations under the Merger Agreement, and the obtaining of the Debt Financing is not a condition to closing or the consummation of the Offer or Merger;

(xiii)	The solvency of Parent and its subsidiaries after giving effect to the Transactions;

(xiv)	Brokers’ or finder’s fees; and

(xv)	That Parent and Purchaser have made adequate investigation of Huttig and have not relied on representations and warranties of Huttig outside of the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to knowledge or similar qualifications as to materiality.

Covenants—Conduct of Huttig.

The Merger Agreement provides that, except for certain matters set forth in Huttig’s disclosure letter delivered in connection with execution of the Merger Agreement (the “Disclosure Letter”), as required by applicable law or, for any reasonable actions taken in good faith to respond to COVID-19, Huttig will, and will cause each of its subsidiaries to:

(i)	Use its reasonable best efforts to carry on its business, in all material respects, in the ordinary course of business consistent with past practice; and

(ii)

Use its commercially reasonable efforts to (A) preserve intact its present business, (B) preserve its business organization and goodwill and (C) preserve its relationships with customers, suppliers, employees, distributors, and others having material business dealings with it.

Huttig has also agreed that, without limiting the generality of the foregoing and except for certain matters set forth in the Disclosure Letter, as required by applicable law or, for any reasonable actions taken in good faith to respond to COVID-19, Huttig will not, and will not permit its subsidiaries to:

(i)	Amend, modify or enter into any of the Constituent Documents, as defined by the Merger Agreement, or the terms of any Security, of Huttig or any of its Subsidiaries;

(ii)

Declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than dividends or distributions by wholly-owned Subsidiaries of Huttig to Huttig;

(iii)

Split, combine, subdivide or reclassify any of its Securities or issue or propose or authorize the issuance of any other Securities or Equity Rights in respect of, in lieu of, or in substitution for, its Securities, other than issuances of shares of common stock in connection with the exercise of Equity Rights that are outstanding on the date of the Merger Agreement;

(iv)

Repurchase, redeem or otherwise acquire any Securities or Equity Rights of Huttig or any of its Subsidiaries, or any other equity interests or any rights, warrants or options to acquire any such Securities, other than (i) the acquisition by Huttig of shares of common stock in connection with the surrender of shares of common stock by holders of Equity Rights, (ii) withholding of shares of common stock to satisfy tax obligations with respect to awards granted pursuant to the stock plans or pursuant to individual equity compensation award agreements, (iii) the acquisition by Huttig of Equity Rights of Huttig in connection with the forfeiture of such Equity Rights or (iv) as required by any Benefit Plan as in effect on the date of this Agreement;

(v)

Issue, sell, transfer, dispose of, grant, pledge or otherwise encumber any Securities or Equity Rights of Huttig or any of its Subsidiaries, other than issuances of common stock in connection with the exercise of or settlement of Equity Rights that are outstanding on the date of the Merger Agreement;

(vi)

Merge or consolidate Huttig or any of its Subsidiaries, sell or otherwise dispose of (by merger consolidation, sale of stock or assets or otherwise), any securities or assets of Huttig or any of its Subsidiaries, or acquire securities or assets (i) constituting a business or (ii) or those with a value or purchase price in the aggregate in excess of $2,000,000 in any transaction or series of related transactions;

(vii)

Transfer, sell, assign, lease, license, surrender, cancel or otherwise dispose of any material asset, product line, line of business, right or property (including any interest in a partnership, joint venture or similar entity), other than the sale of finished products to customers and distributors and other than the disposal of unused, excess or obsolete tangible assets in the ordinary course of business;

(viii)

Make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by Huttig or any wholly-owned Subsidiary to or in Huttig or any wholly-owned Subsidiary or (ii) pursuant to any contract or other legal obligation existing at the date of the Merger Agreement and Disclosure Letter;

(ix)

Create, incur, guarantee or assume any Indebtedness, or issue or sell any debt securities, guarantees, loans or advances not in existence as of the date of the Merger Agreement, except (i) Indebtedness incurred in the ordinary course of business not to exceed $2,000,000 in the aggregate, (ii) Indebtedness incurred under facilities or lines of credit in existence on the date of the Merger Agreement, (iii) Indebtedness in replacement of and consistent with existing Indebtedness on customary commercial terms and (iv) guarantees by Huttig of Indebtedness of wholly-owned Subsidiaries or guarantees by Subsidiaries of Huttig’s Indebtedness;

(x)

Make or commit to make any capital expenditure, except for (i) aggregate expenditures in an amount not in excess of (and for projects consistent with) the capital expenditure budget and (ii) additional expenditures in an amount not to exceed $2,000,000 in the aggregate during any 12-month period;

(xi)	Abandon, modify, waive or terminate any material Permit;

(xii)

Other than as required by any Benefit Plan in effect on the date of Merger Agreement or as necessary to comply with applicable law, (i) amend or otherwise modify benefits under, (ii) accelerate the payment or vesting of benefits under or (iii) terminate or establish any Benefit Plan;

(xiii)

Except as required by any Benefit Plan as currently in effect on the date of the Merger Agreement or as required under any Multiemployer Plan, grant any material increase in the compensation or benefits of directors, officers, employees or agents of Huttig or its Subsidiaries;

(xiv)

Enter into or materially amend or modify any severance, consulting, retention or employment agreement, plan, program or Contract, other than (i) in the case of consulting agreements with independent contractors, (ii) with respect to new hires or employees in the context of promotions based on job performance or workplace requirements or (iii) as required by any collective bargaining agreement; provided that in the case of new hires and promotions, such agreements, plans, programs Contracts or amendments or modifications are consistent with past practices;

(xv)	Hire, terminate or promote any employee to a position whose base salary and bonus opportunity exceeds $200,000 per annum;

(xvi)

Enter into, amend or otherwise become bound by, or amend or modify, a collective bargaining agreement or similar labor Contract with a labor union, works council, employee committee or representative or other labor organization with respect to employees of Huttig or its Subsidiaries;

(xvii)	Effect any “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any comparable state or non-U.S. Law;

(xviii)

Settle or compromise any Proceeding, other than (i) settlements or compromises of pending workers’ compensation and automobile liability claims that do not involve amounts in excess of $500,000 per Proceeding or other Proceedings that do not involve amounts in excess of $300,000 per Proceeding or $2,000,000 in the aggregate; provided that Huttig and its Subsidiaries will settle or compromise or agree as such any Proceeding involving a conduct remedy or injunctive or similar relief that has a material restrictive impact on the Huttig’s or any Subsidiary’s business;

(xix)	Enter into any consent, decree, injunction or similar restraint or form of equitable relief that, individually or in the aggregate, are material to Huttig and its Subsidiaries;

(xx)

Make any material change with respect to accounting policies or procedures, except as may be required by changes in GAAP, or make any material change in internal accounting or disclosure controls and procedures that could reasonably be expected to negatively impact Huttig or its Subsidiaries;

(xxi)	Adopt or effect a plan of complete or partial liquidation, dissolution, restructuring or other reorganization;

(xxii)

Enter into any material Contract with respect to any joint venture, strategic partnership or alliance (excluding customer agreements entered into in the ordinary course of business), in each case which limits or restricts either the type of business or manner or locations in which Huttig and its Subsidiaries may engage, including any covenant not to compete, exclusivity obligation, “most favored nation” pricing or other similar obligation;

(xxiii)

Except as required by GAAP, in the ordinary course of business or as would not have a material effect on the Tax liability of Huttig or any of its Subsidiaries: (i) make or change any material Tax election, change any annual Tax accounting period, or adopt or change any method of Tax accounting, (ii) amend any material Tax Returns or file claims for material Tax refunds, (iii) enter into any material closing agreement with respect to Taxes, surrender in writing any right to claim a material Tax refund, offset or other reduction in Tax liability or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to Huttig or its Subsidiaries, or (iv) settle or compromise any material Tax claim, audit or assessment for an amount materially in excess of the amount reserved or accrued on the Financial Statements (or most recent consolidated balance sheet included in the SEC Documents); or

(xxiv)	Agree or commit to do any of the foregoing.

No Solicitation; Acquisition Proposal; Change in Recommendation.

Subject to the terms of the Merger Agreement, from and after the date of the Merger Agreement, Huttig will, and will cause its subsidiaries and its and their representatives to cease and cause to be terminated any discussions or negotiations with any third person and representatives relating to any Acquisition Proposal and immediately terminate all access granted to any such third person to any physical or electronic data room (or any other diligence access). From the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Acceptance Time, Huttig and its subsidiaries will not and will cause their officers and directors not to, directly or indirectly, (i) knowingly initiate, solicit, facilitate or encourage any inquiry or announcement of any proposal or offer that constitutes or would reasonably be expected to lead to an Acquisition Proposal; (ii) enter into, participate, engage in or continue any discussions regarding, furnish to any Person or its Affiliates or Representatives any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any inquiry, proposal or offer that constitutes, relates to or would reasonably be expected to lead to any Acquisition Proposal or that requires, or would be reasonably expected to require, Huttig to abandon, terminate or fail to consummate the Contemplated Transactions, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other Contract relating to, providing for or that would reasonably be expected to lead to an Acquisition Proposal or that could prevent or delay the consummation of the Contemplated Transactions, (iv) take any action to make the provisions of any “fair price” or similar anti-takeover statute or regulation, or any restrictive provision of any applicable anti-takeover provision in Huttig’s Constituent Documents, inapplicable to any transactions contemplated by an Acquisition Proposal, (v) amend, modify or waive any provision of the Rights Plan or cause or permit any of the rights issued pursuant to the Rights Plan to be redeemed, cancelled or terminated or (vi) resolve, propose or agree to do any of the foregoing.

From the date of the Merger Agreement until the earlier of the termination of the Merger Agreement and the Acceptance Time, Huttig will be required to enforce, and will not be permitted to waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits a proposal being made to the Huttig Board (unless the Huttig Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would be expected to be inconsistent with its fiduciary duties).

Huttig and the Huttig Board may participate or engage in discussions with, furnish any non-public information relating to Huttig and its subsidiaries, or afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Huttig pursuant to an Acceptable Confidentiality Agreement that has delivered to Huttig a bona fide Acquisition Proposal, and otherwise facilitate such Acquisition Proposal, with respect to an Acquisition Proposal that did not result from the breach of the Merger Agreement; provided that Huttig may contact any third person with respect to an Acquisition Proposal solely to clarify any ambiguous terms and conditions necessary to determine whether it constitutes a Superior Proposal (as defined below); provided that the Huttig Board has determined in good that it is or could be a Superior Proposal, and that the failure to take the actions contemplated by the Merger Agreement could be expected to be inconsistent with its fiduciary duties; and provided further, that Huttig will provide to Parent any non-public information provided to any Person given such access that was not previously made available to Parent. A “Superior Proposal” means, as further defined in the Merger Agreement, any bona fide written acquisition proposal made by any person (other than Parent or Purchaser) that, if consummated, would result in such person acquiring more than 50 percent of the outstanding common stock or all or substantially all of the assets of Huttig, and that the Huttig Board determines in good faith, after consultation with its outside legal counsel and financial advisor, (a) is more favorable from a financial point of view to the stockholders of Huttig than the transactions contemplated by the Merger Agreement, taking into account any proposals by Parent to amend the terms of the Merger Agreement, and (b) is reasonably capable of being completed.

The Huttig Board of Directors may not effect a Change in Recommendation unless (i) the Board of Directors of Huttig has first provided at least five business days’ advance written notice to Parent that it is prepared to effect a Change in Recommendation, including a written description of any Intervening Event and attach the most current version (or if no proposed agreement, a description in reasonable detail) of any Superior Proposal, (ii) during the applicable five business day period, if requested by Parent, Huttig will have engaged in good faith negotiations with Parent to amend the Merger Agreement in a manner that obviates the need for a Change in Recommendation (the Board of Directors of Huttig must consider in good faith all proposals made by Parent), and (iii) Parent does not make, within five business days after the receipt of such notice, a proposal that the Board of Directors of Huttig determines in good faith that obviates the need for a Change in Recommendation if implemented.

If, after compliance with the Merger Agreement, the Board of Directors of Huttig determines to effect a Change in Recommendation in connection with a Superior Proposal, it may do so pursuant to the Merger Agreement if concurrent with such termination Huttig enters into a written agreement to consummate the transactions contemplated by such Superior Proposal and pays the Termination Fee.

As promptly as practicable after the receipt by Huttig of any Acquisition Proposal, any request for nonpublic information relating to Huttig or any of its Subsidiaries or any request to engage in discussions with respect to an Acquisition Proposal, and in any case within 48 hours after the receipt, Huttig will provide notice to Parent of such Acquisition Proposal, the identity of the Person making it and its terms and conditions, including a copy of the proposal. Huttig will keep Parent fully informed of the status of any such Acquisition Proposal.

Nothing contained in this section of the Merger Agreement will prohibit Huttig from complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act, including with respect to any “stop, look and listen” or similar communication by Huttig; provided that neither Huttig nor the Board of Directors of Huttig may effect a Change in Recommendation except in accordance with the Merger Agreement

Huttig will promptly inform its Subsidiaries of the restrictions set forth in this section of the Merger Agreement. Any breach or violation of these restrictions by any Subsidiary of Huttig or its representatives will be deemed to be a breach of violation of such restrictions by Huttig.

For the purposes of this section of the Merger Agreement, the following definitions apply:

(i)

“Acquisition Proposal” means, other than the transactions contemplated by the Merger Agreement, any inquiry, proposal or offer from any Person relating to any transaction involving any (a) merger, share exchange, joint venture, partnership, business combination or consolidation, or any similar transaction involving Huttig or its Subsidiaries, (b) sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or transaction, assumption or disposition of 20 percent or more (based on fair market value) of the consolidated net revenues, net income or assets, of Huttig and its Subsidiaries, (c) purchase, share issuance, tender offer, exchange offer or other acquisition or transaction that if consummated would result in the Beneficial Ownership by any Person of Securities representing 20 percent or more of the outstanding common stock or any other class of voting Securities of Huttig or of the outstanding securities of any class of Securities of any of Huttig’s Subsidiaries or (d) recapitalization, reorganization, liquidation, dissolution or any other similar transaction involving Huttig or any of its Subsidiaries;

(ii)

“Change in Recommendation” means by the Board of Directions of Huttig or any committee thereof a (i) change, withholding, withdrawal or qualification or modification in a manner adverse to Parent, or public proposition to do the same, the Recommendation or its approval of the Merger Agreement or the Contemplated Transactions, (ii) approval, adoption, declaration of advisability, endorsement or recommendation, or public proposition to approve, adopt, declare advisable, endorse or recommend, any Acquisition Proposal or (iii) resolve or propose to take any of these action;

(iii)

“Intervening Event” means a material positive Change with respect to Huttig and its Subsidiaries or the business of Huttig and its Subsidiaries, that (a) is unknown by the Board of Directors of Huttig as of or prior to the date of the Merger Agreement, (b) was not reasonably foreseeable as of the date of the Merger Agreement and (c) first occurs, arises or becomes known to the Board of Directors of Huttig after the date of the Merger Agreement and on or prior to the Acceptance Time; provided that notwithstanding the foregoing, an Intervening Event does not include a positive Change that results from (i) any Change in general United States or other national, regional or global economic conditions or trends (including inflation, interest rates or the price of commodities or raw materials), (ii) any Change that is the direct or indirect result of conditions generally affecting any of the industries or markets in which Huttig or any of its Subsidiaries operates, (iii) any Change that is the direct or indirect result of any increase in the market price, or increase or decrease in the trading volume, of the common stock or Change in the credit rating of Huttig or any of its securities, (iv) any Change that is the direct or indirect result of Huttig or any of its Subsidiaries meeting or exceeding any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (v) any Change resulting from the negotiation, execution, delivery or performance of the Merger Agreement or the public announcement, pendency or consummation of the Contemplated Transactions, or (vi) the receipt, existence or terms of any Acquisition Proposal (it being understood that in some cases the facts giving rise to or contributing to the foregoing, if not otherwise excluded by this definition, may be deemed to constitute or be taken into account in determining whether there has been an Intervening Event).

Access to Information; Confidentiality.

Subject to the Merger Agreement, Huttig will provide Parent with reasonable access to the respective properties, books, records (including Tax records), Contracts, commitments and personnel of Huttig and its Subsidiaries. Huttig may satisfy these obligations by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including as a result of COVID-19 or any COVID-19 Measures).

Subject to the Merger Agreement, Huttig will not be required to permit any physical or invasive environmental testing or sampling with respect to any of its properties or facilities and will not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of Huttig would (i) violate applicable Law, (ii) waive any legal privilege or (iii) result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality. In the event that Huttig does not provide access or information, it will notify Parent of the withholding and use best efforts to communicate the applicable information.

Huttig is not required to disclose or permit inspection of (i) information regarding strategic alternatives process conducted by Huttig prior to the Merger Agreement, (ii) information regarding the deliberations of Huttig’s Board of Directors regarding the Merger Agreement, or (iii) information regarding any Acquisition Proposal.

All information furnished pursuant to the Merger Agreement will be subject to the Nondisclosure Agreement dated as of November 8, 2021 between Huttig and Parent (the “Nondisclosure Agreement”). If Merger Agreement is terminated prior to the Closing, the Nondisclosure Agreement will continue in full force and effect in accordance with its terms.

Notification.

Huttig and Parent will promptly notify the other party of (i) any inaccuracy in any representation or warranty in this Agreement and (ii) any failure by Huttig to comply with or satisfy any covenant, agreement or condition, only to the extent that such inaccuracy or failure would cause any of the conditions to the obligations of Parent or Purchaser to consummate the Offer to fail to be satisfied at the then scheduled Expiration Time.

The delivery of any such notice will not be deemed to modify any representation or warranty, or cure any inaccuracy therein, any of the conditions to the obligations or any of the available remedies. A Party’s failure to comply with this requirement will not provide any other Party with the right not to consummate the Contemplated Transactions, except as any other provision of the Merger Agreement independently provides.

Regulatory Approval and Consents.

Subject to the Merger Agreement, Parent and Huttig will use best efforts to do all things necessary under applicable Law to consummate the Contemplated Transactions, including (i) determining all necessary or advisable filings, notices, petitions and other documents necessary to consummate the Contemplated Transactions, (ii) promptly preparing and filing all documentation to effect such actions and (iii) obtaining all approvals, consents, registrations, and other confirmations necessary or advisable to consummate the Contemplated Transactions.

Parent and Huttig will (i) make or prepare the documents, forms, filings or submissions required by each under the HSR Act promptly and in any event within 10 business days after the date of the Merger Agreement, (ii) comply with any “second request” for information or documents under the HSR Act, (iii) act in good faith and reasonably cooperate with the other Party in connection with any such filings and in connection with resolving any investigation or other inquiry of any Governmental Authority under the HSR Act and (iv) not extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the Contemplated Transactions, except with the prior written consent of the other Party. The filing fees relating to any such filings will be shared equally between the parties.

Parent and Huttig will furnish to the other party all information required for any application or other filing pursuant to any applicable Law in connection with the Contemplated Transactions; provided that materials may be redacted (i) to remove references concerning the valuation of Parent, Huttig or any of their Subsidiaries, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege or confidentiality concerns. Parent and Huttig will give the other party prior notice of any communication, and any proposed undertaking, with any Governmental Authority, and keep the other party informed as to the status. Parent and Huttig will not independently engage in any substantive conversation with any Governmental

Authority without giving the other party prompt notice of the conversation and the opportunity to participate. The parties will consult and cooperate with one another. Huttig will support Parent in all communications and other discussions or actions as requested by Parent.

Parent and Huttig will cause the expiration of the notice periods under the HSR Act with promptly after the date of the Merger Agreement and to resolve such objections, if any. Notwithstanding the foregoing, the obligation excludes: (i) executing settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Authority or with any other Person, (ii) agreeing to sell, divest or otherwise convey or hold separate any asset or business, (iii) permitting Huttig to sell, divest or otherwise convey or hold separate any assets or businesses, (iv) terminating existing relationships, contractual rights or obligations, (v) terminating any joint venture or other arrangement, (vi) creating any relationship, contractual right or obligation and (vii) effectuating any other change or restructuring and by consenting to such action.

If any administrative or judicial Proceeding is instituted (or threatened to be instituted) challenging any Contemplated Transaction as violative of any applicable antitrust, competition or foreign investment Law, the parties will contest and resist any such action or proceeding and to have vacated any judgment in effect and that restricts the consummation of the Contemplated Transactions.

From the date of the Merger Agreement through the earlier of the Closing Date and termination, Parent covenants and agrees that it will not enter into any arrangement or understanding relating to any acquisition of stock or assets, merger, consolidation or other business combination, enter into any Contract or form or agree to form of any joint venture or other collaborative business relationship, with or involving any Person, if in any case such agreement would be reasonably likely to prevent or delay the expiration of the notice period under the HSR Act or otherwise adversely affect the ability of the parties to resolve objections asserted by any Governmental Authority under the HSR Act.

Certain consents and waivers may be required in connection with Contracts to which Huttig or its Subsidiaries are a party. At Parent’s written request, Huttig will use best efforts to obtain from any counterparty consent or waiver that may be required or advisable in respect of the Contemplated Transactions; provided that Huttig may not agree to any payment, obligation or undertaking in connection with obtaining any such consent or waiver without the prior written consent of Parent. The obligations of Parent and Purchaser to consummate the Contemplated Transactions is not conditioned on obtaining any such consent or waiver.

Public Announcements.

Parent and Huttig will develop a joint communications plan and, from the date of the Merger Agreement until the Closing Date or termination, will (a) ensure public statements are consistent with such plan and (b) unless otherwise restricted by applicable law, consult with each other before issuing any press release. During that time, neither Parent nor Huttig will issue any public statement concerning any other Party without the consent of the other Party. This will not apply to any public statement by Huttig relating to any Acquisition Proposal.

Transfer Taxes.

Parent will pay, or cause to be paid, all documentary, sales, use, real property transfer, registration, transfer, stamp, recording and similar Taxes, fees and costs, together with any related interest, penalties, fines, fees, additions to Tax or other additional amounts with respect thereto incurred in connection with the Contemplated Transactions, and will file or cause to be filed all Tax Returns that are required to be filed by Parent, Huttig or the Surviving Corporation.

Directors’ and Officers’ Indemnification and Insurance.

All rights to exculpation, indemnification and advancement of expenses relating to acts or omissions at or prior to the Effective Time existing in favor of any director, officer, employee or agent of Huttig, any of its Subsidiaries or any of their respective predecessors (together with their respective heirs, executors, successors and assigns, the “Indemnified Persons”), or in any indemnification or other agreement between an Indemnified Person and Huttig, will survive the Merger and Parent will cause the Surviving Corporation to fulfill and honor all such rights.

For six years from the Effective Time, Parent and the Surviving Corporation will cause the provisions of all relevant Constituent Documents and indemnification or other agreements relating to exculpation to be maintained in effect without any amendment or other modification that would adversely affect any right thereunder.

After the Acceptance Time, in the event of any Proceeding arising out of (i) the fact that an Indemnified Person is or was a director, officer, employee or agent of Huttig, any of its Subsidiaries or any of their predecessors or (ii) the Contemplated Transactions, Parent and the Surviving Corporation will indemnify, defend and hold harmless, to the fullest extent permitted by applicable law, each Indemnified Person against losses.

Neither Parent nor the Surviving Corporation will settle or compromise any Proceeding related to indemnification unless the same includes an unconditional release and discharge of such Indemnified Person from all liability. Parent and the Surviving Corporation will, at its own expense, cooperate with each Indemnified Person in connection with the defense of any such matter.

Huttig may obtain prepaid directors’ and officers’ liability and fiduciary risk insurance policies for a period ending six years after the Effective Time. If such prepaid insurance policies have been obtained, Parent will cause such policies to be maintained in full force and effect for their full term and will ensure the Surviving Corporation’s compliance. If Huttig does not obtain such prepaid insurance policies, for that period, Parent will maintain in effect the current policies; provided that in no event will Parent or the Surviving Corporation be required to expend more than 300 percent of the current annual premium (the “Maximum Annual Premium”). If the annual premiums exceed the Maximum Annual Premium, Parent and the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.

The provisions of this section of the Merger Agreement will survive the consummation of the Contemplated Transactions. The obligations will not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person.

Post-Closing Employee Benefits.

The Merger Agreement provides that until December 31, 2022 (the “Continuation Period”), Parent will provide, or cause to be provided, to each Continuing Employee as defined in the Merger Agreement, (i) a base salary or wage rate that is no less than that provided to such Continuing Employee by Huttig and its Subsidiaries immediately prior to the Effective Time, (ii) cash incentive compensation opportunities that are no less favorable, in the aggregate, than those provided to such Continuing Employee by Huttig and its Subsidiaries immediately prior to the Effective Time and (iii) other compensation and employee benefits that in the aggregate are no less favorable than those provided to such Continuing Employee by Huttig and its Subsidiaries under their Benefit Plans immediately prior to the Effective Time.

The Merger Agreement provides that Parent agrees that all Continuing Employees will be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the analogous health and welfare benefits plans of Huttig immediately prior to the Effective Time); provided that (i) nothing in the Merger Agreement or elsewhere in the Merger Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan in which the Continuing Employees are eligible to participate after the Effective

Time in the plan year in which the Effective Time occurs, then the Continuing Employees will be eligible to participate in the Surviving Corporation’s (or a Affiliate’s) health and welfare benefit plans. To the extent that service is relevant for eligibility or vesting under any benefit plan of Parent or the Surviving Corporation, then Parent will ensure that such benefit plan will, for purposes of eligibility and vesting (in each case other than with respect to any defined benefit pension plan, equity plan or phantom equity plan), but not for purposes of benefit accrual (except with respect to paid time off accruals), credit Continuing Employees for service prior to the Effective Time with Huttig and its Subsidiaries or their respective predecessors to the same extent that such service was recognized prior to the Effective Time under the corresponding benefit plan of Huttig. In addition, to the extent permissible under applicable law, Parent and the Surviving Corporation will credit each Continuing Employee with paid time off equal to the accrued paid time off such Continuing Employee had accrued with Huttig or its Subsidiaries that was unused as of the Effective Time.

Following the Effective Time until December 31, 2022, Parent or an Affiliate will (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or its Affiliates that provides health benefits in which Continuing Employees are eligible to participate following the Effective Time, other than any limitations that were in effect with respect to such employees immediately prior to the Effective Time under the corresponding plans of Huttig and its Subsidiaries, (ii) honor any deductible, co-payment, co-insurance or out-of-pocket expenses incurred under a Benefit Plan in which they participated immediately prior to the Effective Time to be taken into account for purposes of satisfying any deductibles, co-payments, co-insurance or out-of-pocket maximums for the applicable plan year of the group health plan of Parent or its Affiliate as if such amounts had been paid in accordance with such health plan to the extent replacement coverage is provided under such plan and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Effective Time in each case to the extent that any similar limitation or requirement had been satisfied under an analogous benefit plan of Huttig prior to the Effective Time.

Parent acknowledges that, upon the occurrence of the Acceptance Time, a “change in control” of Huttig will have occurred for purposes of each Benefit Plan of Huttig or its Subsidiaries in which such definition or similar definition appears.

Parent will provide each Continuing Employee who experiences a termination of employment during the Continuation Period with severance benefits that are no less favorable than those that would have been provided by Huttig and its Subsidiaries under the applicable severance policies had such termination occurred prior to the Effective Time.

Nothing in the Merger Agreement is intended to, or will, constitute the establishment or adoption of or an amendment to any employee benefit plan, and no current or former employee or any other individual associated therewith will be regarded for any purpose as a third-party beneficiary of the Merger Agreement or have the right to enforce the provisions of the Merger Agreement. Further, nothing in the Merger Agreement will (i) be construed to create a right in any person to employment with Parent, the Surviving Corporation or any affiliate thereof or to any compensation or benefits, or (ii) limit the ability of Parent, the Surviving Corporation or any affiliate thereof to terminate the employment of any person.

Rule 16 Matters.

The Merger Agreement provides that, prior to the Acceptance Time, Huttig shall take all such steps as may be required to cause any dispositions of Huttig’s securities (including derivative securities with respect to common stock) resulting from the Contemplated Transactions by each director and executive officer of Huttig and its subsidiaries who is subject to reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters.

Prior to the Acceptance Time and to the extent permitted by applicable Law, the compensation committee of the Board of Directors of Huttig will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Parent, Huttig or their respective Affiliates and any of the directors, officers or employees of Huttig or its Subsidiaries that are effective as of the date of this Agreement pursuant to which compensation is paid and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Rights Plan; State Takeover Laws.

If any provision of the Rights Plan or any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or becomes applicable to, or restricts or limits in any manner, any of the Contemplated Transactions, Huttig and its Board of Directors will grant approvals and take actions necessary so that the Contemplated Transactions may be promptly consummated.

Stockholder Litigation.

Huttig will promptly advise Parent of any Proceeding brought by any stockholder against Huttig or its directors or officers relating to the Contemplated Transactions and will keep Parent fully informed regarding any such litigation. Huttig will give Parent the opportunity to participate in, subject to a customary joint defense agreement, but not control the defense of any such litigation, will give due consideration to Parent’s views with respect to such litigation and will not settle any such litigation without the prior written consent of Parent.

Deregistration and Delisting.

Huttig will cooperate with Parent in taking all actions necessary to delist the common stock from Nasdaq and terminate its registration under the Exchange Act effective as of the Closing Date

Parent Financing Covenant.

Parent will arrange Debt Financing on terms and conditions not less favorable than those described in the Debt Commitment Letter promptly following the date of the Merger Agreement, including (i) maintaining the Debt Commitment Letter until the Contemplated Transactions are completed, (ii) satisfying its terms and (iii) negotiating and entering into definitive agreements with respect to the Debt Financing.

Parent will promptly notify Huttig when it becomes aware of (i) expiration or termination of the Debt Commitment Letter, (ii) any refusal by Financing Sources to provide the full Debt Financing, (iii) any breach or default by any party to the Debt Commitment Letter or related documents or (iv) receipt of any notice with respect to any breach of the Debt Commitment Letter or related documents.

Parent will not, and will cause its Affiliates not to, replace, amend or waive the Debt Commitment Letter without Huttig’s prior consent, if it would (i) reduce aggregate amount of Debt Financing (unless Parent increases its commitment in the same amount); (ii) delay or prevent the Closing or make the funding of Debt Financing less likely to occur or adversely impact the ability of Parent to enforce its rights under the financing documents or (iii) relieve any Financing Source of its obligations. Parent may amend the Debt Commitment Letter to (A) add lenders, arrangers, or other similar entities or (B) increase the aggregate amount of Debt Financing; Parent will promptly provide Huttig with documentation to this effect.

If funds set forth in the Debt Commitment Letter are necessary to consummate the Contemplated Transactions and become unavailable, Parent will (i) obtain Alternative Financing and (ii) promptly notify Huttig. If Parent proceeds with Alternative Financing, it will be subject to the same obligations.

Prior to the Closing, Huttig will, and will cause its Subsidiaries to, at the sole cost and expense of Parent (except with respect to historical financial information), cooperate as may be reasonably requested in connection with the Debt Financing so long as those requests are timely made so as to not delay the Closing, including the following:

(i)	Causing management teams to participate;

(ii)	Assisting with customary rating agency presentations, bank information memoranda and other customary marketing and syndication materials;

(iii)	Providing Parent with customary financial information and assisting Parent in preparation of pro forma financial information (excluding information related to proposed debt and equity capitalization);

(iv)	Executing and delivering any guarantee, pledge and security documents;

(v)	Taking all corporate actions reasonably requested and necessary to permit the consummation of the Debt Financing;

(vi)	Cooperating with marketing efforts in connection with the Debt Commitment Letter;

(vii)

Ensuring there are no competing issues, offerings, placements or arrangements of debt securities or commercial bank other syndicated credit facilities by or on behalf of Huttig (other than the Debt Financing, Alternative Financing and intercompany indebtedness, deferred purchase price obligations and indebtedness incurred in ordinary course of business) that could impair the primary syndication of the Debt Financing without the consent of Purchaser;

(viii)	Obtaining assistance from Huttig’s independent accountants;

(ix)	Cooperating with Financing Sources, if applicable; and

(x)

Furnishing, no later than five business days prior to the Closing Date, all documentation and other information required by regulatory agencies under applicable “know your customer” and anti-money laundering rules and regulations, reasonably requested at least ten days prior to the Closing Date.

Notwithstanding anything to the contrary in the Merger Agreement, Huttig and its Representative will not be required to:

(i)

Waive or amend any terms of the Merger Agreement or agree to pay any commitment or other similar fee or incur, prior to the Closing, any actual or potential liability in connection with the Debt Financing;

(ii)	Execute or enter into any agreement with respect to the Debt Financing not contingent upon the Closing;

(iii)	Provide any information that would result in a violation of applicable law or loss of legal privilege;

(iv)	Take any action that would unreasonably interfere with the business or operation of Huttig or its subsidiaries;

(v)	Take any action that would cause any covenant, representation or warranty in the Merger Agreement to be breached or become inaccurate;

(vi)	Take any action that would, or would reasonably be expected to, conflict with or violate the Constituent Documents of Huttig or any of its subsidiaries or applicable law;

(vii)	Take any action that would result in the contravention of default under any contract to which Huttig, its subsidiaries or representatives is bound; or

(viii)	Cause any director, officer, employee or other representative of Huttig to incur any personal liability.

Parent will reimburse Huttig and its subsidiaries or representatives for out-of-pocket expenses in connection with the financing. Parent and Purchaser will indemnify and hold harmless Hutting and its subsidiaries and representatives from liabilities, losses, damages, and the like in connection with any financing.

Huttig consents to the use of its logos in connection with the financing. The Financing Sources will ensure confidential information is kept confidential and will include a disclaimer on marketing materials that Huttig is not responsible for the content of such documents.

Advance Payment.

Within three business days after the date of the Merger Agreement, Parent and Huttig will enter into an escrow agreement, whereby Parent will deliver to an escrow agent $5,000,000. If the Closing does not occur by the End Date due to breach by Parent or Purchaser, the funds will be released to Huttig. If the Closing does not occur for any other reason or if the Closing does occur, the funds will be released to Parent. The cure period due to breach that applies in other sections of the Merger Agreement does not apply to this section.

Conditions Precedent to the Merger.

The obligations of each party to effect the Merger are subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions: the Acceptance Time must have occurred; no law must have been enacted; no injunction or other Order must have been issued and remain in effect having the effect of restraining, enjoining, making illegal or otherwise prohibiting the Merger.

Termination.

The Merger Agreement may be terminated and the Transactions may be abandoned at any time prior to the Offer Acceptance Time:

(i)	by mutual written agreement of Huttig and Parent; or

a.	By either Huttig or Parent, if:

i.

The Acceptance Time has not occurred on or before July 20, 2022 (“End Date”), provided that (A) the right to terminate will not be available to any Party that has breached its obligations or materially contributed to the failure of the Acceptance Time to occur by the End Date and (B) if, as of five business days prior to the End Date, all Offer Conditions as set forth in Annex I to the Merger Agreement have been satisfied or waived, either party may elect to extend the End Date not later than March 20, 2023;

ii.

A Governmental Authority has permanently restrained the acceptance for payment or payment of the shares of common stock, provided that no Party that has breached its obligations or materially contributed to such a result may invoke this exception;

b.	By Parent if:

i.

Huttig has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or such representations or warranties have become inaccurate after the date of the Merger Agreement, such breach, failure or inaccuracy would result in a failure of certain conditions in Annex I and cannot be cured;

ii.	Huttig’s Board of Directors has effected a Change in Recommendation; provided that such termination must occur within certain time constraints;

c.	By Huttig if:

i.	Parent or Purchaser has breached or failed to perform any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or such representations or warranties have become inaccurate after the date of the Merger Agreement, such breach, failure or inaccuracy would prevent or interfere with the timely consummation of the Contemplated Transactions, and such breach cannot be cured;

ii.	Purchaser has failed to commence the offer within five business days after the date of the Merger Agreement;

iii.

Purchaser has terminated the Offer prior to its expiration date other than in accordance with the Merger Agreement, or has failed to irrevocably accept for purchase all shares of common stock validly tendered and not validly withdrawn; or

iv.

In order to accept a Superior Proposal, substantially concurrently with the termination of the Merger Agreement, Huttig enters into a written agreement to consummate the transaction contemplated by such Superior Proposal.

Effect of Termination.

If the Merger Agreement is terminated, the Merger Agreement will be of no further force or effect; provided, that, (i) subject to certain limitations, certain provisions of the Merger Agreement and the Nondisclosure Agreement survive any termination and (ii) neither Huttig nor Parent or Purchaser shall be relieved from any liability for any Intentional Breach (as defined in the Merger Agreement) or any actual, knowing and intentional fraud with respect to the representations and warranties of the Merger Agreement and qualified by Huttig Disclosure Letter or the Parent Disclosure Letter.

Termination Fee.

Huttig will pay to Parent, by wire transfer of immediately available funds, $8,815,000 (the “Termination Fee”) if the Merger Agreement is terminated under the following circumstances:

(i)

If terminated by Parent pursuant to Section 10.1(c)(i) (but only if such termination is premised on Huttig’s Intentional Breach of its covenants or agreements) or Section 10.1(c)(ii), then Huttig will pay the Termination Fee by the second business day following the date of such termination;

(ii)	If terminated by Huttig pursuant to Section 10.1(d)(iv), then Huttig will pay the Termination Fee concurrently with, and as a condition to, such termination; and

(iii)

If (A) terminated by either Parent or Huttig pursuant to Section 10.1(b)(i) and at any time after the date of the Merger Agreement and prior to termination an Acquisition Proposal has become known to Huttig’s Board of Directors, has become publicly known, or any Person has announced an intention Huttig’s Board of Directors has made an Acquisition Proposal not withdrawn and (B) within six months after the date of such termination, Huttig enters into a written agreement with respect to such Acquisition Proposal, Huttig’s Board of Directors recommends that Huttig’s stockholders vote in favor of, or tender their shares into, such Acquisition Proposal, or Huttig consummates the transaction contemplated by such Acquisition Proposal, then Huttig will pay the Termination Fee concurrently with the date Huttig enters into such agreement, consummates such transaction or the Board of Directors first publicly announces such recommendation; provided that, for these purposes, all references to 20 percent included in the definition of the term “Acquisition Proposal” will be deemed to refer to 50 percent;

(iv)

If Huttig fails to pay any amounts due under Section 10.3 of the Merger Agreement and, in order to obtain such payment, Parent commences any Proceeding that results in a judgment against Huttig, Huttig will pay interest from the date payment was due to the date of actual payment, together with the costs and expenses. The amounts payable by Huttig pursuant to Section 10.3 of the Merger Agreement constitute liquidated damages and not a penalty.

(v)	Upon termination under circumstances in which the Termination Fee is payable by Huttig pursuant to Section 10.3 of the Merger Agreement, Parent’s right to receive the Termination Fee will be the sole and exclusive remedy of Parent against Huttig, for any liabilities incurred in connection with the failure of the Contemplated Transactions to be consummated.

Except as otherwise provided in the Merger Agreement, whether or not the Contemplated Transactions are consummated, all fees and expenses incurred in connection with the Contemplated Transactions will be paid by the Party incurring such fees and expenses.

Non-Survival of Representations, Warranties and Agreements.

None of the representations, warranties, covenants and agreements in the Merger Agreement will survive the Effective Time, except for those that apply or are to be performed after the Effective Time.

Assignment.

Neither the Merger Agreement nor any of the rights, interests or obligations thereunder may be assigned by any of the parties, without the prior written consent of the other parties, and any attempt to make any such assignment without such consent will be null and void; provided that prior to the Acceptance Time, Parent may assign and transfer the Securities of Purchaser held by Parent to any wholly owned Subsidiary of Parent. The Merger Agreement will be binding upon the parties and their successors and assigns and any third-party beneficiaries.

Amendment and Waiver.

The Merger Agreement may be amended at any time prior to the Offer Acceptance Time in writing and signed by the parties (pursuant to authorized action by the Board of Directors (or a committee thereof)). Prior to the Effective Time, any party may (a) extend the time for performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties made to such party and (c) waive compliance with any of the agreements or conditions for the benefit of such party, except that certain sections as identified in the Merger Agreement may not be amended or waived. No amendment, extension or waiver that requires further approval by the stockholders of Huttig will be made without such further approval. Any agreement to extension or waiver must be signed in writing. The failure of any party to assert any of its rights under the Merger Agreement will not constitute a waiver of those rights.

Governing Law and Venue: Waiver of Trial.

The Merger Agreement is governed by Delaware law. The parties agree that any lawsuit or controversy involving a Financing Source related to the Merger Agreement will be governed by New York law. The parties agree to submit to the jurisdiction of these courts in their respective matters. The parties waive the right to jury trial.

Specific Performance; Remedies.

Pursuant to the Merger Agreement, the parties agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy. The parties agree that they will be entitled to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions. If such an action is brought, the End Date will be automatically extended to the 20th business day after resolution of the proceeding or as establish by the presiding court.

No Recourse as to Financing Sources.

Huttig, on behalf of its Affiliates, waives any rights or claims against any Financing Source in connection with the Merger Agreement, the Debt Commitment Letter and the Debt Financing (including any Alternative Financing), agrees not to commence any action or proceeding against any Financing Source, and agrees to cause any such action or proceeding to be dismissed or otherwise terminated. It is acknowledged and agreed that no Financing Source will have any liability for any claims or damages by Huttig.

Tender and Support Agreement.

On March 20, 2022, in connection with the execution and delivery of the Merger Agreement, certain stockholders of Huttig (the “Supporting Stockholders”) entered into a Tender and Support Agreement with Parent and Purchaser (the “Tender and Support Agreement”).

The Tender and Support Agreement provides that the Supporting Stockholders will tender all of the Subject Securities (as defined in the Tender and Support Agreement) held by such Supporting Stockholder no later than the 10th business day following the commencement of the Offer. The Tender and Support Agreement provides that (among other things) each Supporting Stockholder will not, and will cause each of its affiliates not to: (a) (i) Transfer (as defined in the Tender and Support Agreement), any or all of the Supporting Stockholder’s Subject Securities; (ii) take or cause the taking of any other action that would materially restrict or prevent the performance of the Supporting Stockholder’s obligations under the Tender and Support Agreement; (b) exercise any appraisal rights available to the Supporting Stockholder with respect to the Offer or the Merger pursuant to Section 262 of the DGCL or otherwise; or (c) commence or participate in, and to take commercially reasonable efforts to opt out of any class action with respect to, any claim, derivative or otherwise, against Parent, Purchaser, Huttig or any of their respective successors, that challenges the validity of the Tender and Support Agreement or alleges breach or any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement.

Furthermore, the Tender and Support Agreement provides that the Supporting Stockholders will vote (a) in favor of the Merger (as defined in the Tender and Support Agreement) and (b) against any action or agreement that would reasonably be expected to adversely affect the Contemplated Transactions, including any Acquisition Proposal of any Person other than Parent and Purchaser.

The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (d)(2) to the Schedule TO incorporated herein by reference.

Nondisclosure Agreement.

On November 8, 2021, Huttig and Parent entered into a nondisclosure agreement (the “Nondisclosure Agreement”). As a condition to being furnished Evaluation Material (as defined in the Nondisclosure Agreement), Parent agreed to keep confidential and not to disclose or reveal, unless required by law as determined by outside counsel, any Evaluation Material to any person other than those of Parent’s Representatives (as defined in the Nondisclosure Agreement) to use, solely for the purpose of evaluating, proposing or negotiating a possible Transaction and for no other purpose, provided that any of such information may be disclosed to Parent’s Representatives who need to know such information solely for the purpose of evaluating any such possible Transaction and who have been advised of the Nondisclosure Agreement and the confidential nature of the Evaluation Material and the Transaction Information (as defined in the Nondisclosure Agreement) and have been directed to comply with the applicable terms thereof. Information may not be revealed to a financing source without prior written consent of Huttig and such source signing a confidentiality agreement. If Parent chooses not to proceed with the Transaction, it is required to destroy or redeliver the Evaluation Material.

The Nondisclosure Agreement contains a Restricted Period provision (as defined in the Nondisclosure Agreement) with a term of 24 months that requires Parent to (a) not acquire or seek to acquire securities in Huttig, (b) solicit votes to elect or place a representative on the board of directors of Huttig, (c) deliver any private proposal for merger, (d) enter into negotiations regarding the foregoing, (e) take any action that would require Huttig to publicly announce the possibility of a Transaction, in each case other than the one invited by the board of directors of Huttig. During the Restricted Period, Parent agrees not to hire or solicit to hire a Huttig employee.

The Nondisclosure Agreement terminates after three years.

The foregoing summary of the Nondisclosure Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Nondisclosure Agreement, which is filed as Exhibit (d)(3) to the Schedule TO incorporated herein by reference.

Advance Payment Escrow Agreement.

On March 23, 2022, Parent, Huttig and U.S. Bank National Association entered into an Advance Payment Escrow Agreement, and Parent deposited $5,000,000 into escrow as required by the Merger Agreement. If the Closing does not occur by the End Date due to breach by Parent or Purchaser, the escrowed funds will be released to Huttig. If the Closing does not occur for any other reason or if the Closing does occur, the funds will be released to Parent.

The foregoing summary of the Advance Payment Escrow Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Advance Payment Escrow Agreement, which is filed as Exhibit (d)(4) to the Schedule TO incorporated herein by reference.

Debt Commitment Letter.

The descriptions of the Debt Commitment Letter included in Section 9—“Source and Amount of Funds—Debt Financing” is incorporated into this Section 11 by reference.

12. Purpose of the Offer; Plans for Huttig.

Purpose of the Offer. The Offer is being made pursuant to the Merger Agreement. The purpose of the Offer is to acquire control of, and the entire equity interest in, Huttig. The Offer, as the first step in the acquisition of Huttig, is intended to facilitate the acquisition of all outstanding Shares. After the Offer Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions. The Merger Agreement provides, among other things, that Purchaser will be merged into Huttig.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of Huttig’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the Closing without a vote of the stockholders of Huttig in accordance with Section 251(h) of the DGCL.

Plans for Huttig.

In the normal course of its business of investing, Parent may pursue acquisitions of other companies in Huttig’s industry and look to combine those companies with Huttig. We expect that, following consummation of the Merger and the other Transactions, the operations of Huttig, the Surviving Corporation, will be conducted substantially as they currently are being conducted. We do not have any current intentions, plans or proposals to cause any material changes in the Surviving Corporation’s business, other than in connection with Huttig’s current strategic planning.

As of the date of this Offer to Purchase, no member of Huttig’s current management has entered into any agreement, arrangement or understanding with Parent, Purchaser or their affiliates regarding potential terms of employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Huttig’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. It is anticipated that awards granted under any such equity-based compensation plans would generally vest over a number of years of continued employment and would entitle management to share in the future appreciation of the Surviving Corporation. Although it is likely that certain members of Huttig’s management team will enter into arrangements with the Surviving Corporation or Parent regarding employment (and severance arrangements) with, and the right to purchase or participate in the equity of, the Surviving Corporation or Parent, as of the date of this Offer to Purchase no discussions have occurred between members of Huttig’s current management and Parent or Purchaser regarding the potential terms of any such employment or severance arrangement, and there can be no assurance that any parties will reach an agreement on commercially reasonable terms, or at all.

Nevertheless, the management and/or the board of directors of Parent or the Surviving Corporation may initiate a review of the Surviving Corporation to determine what changes, if any, would be desirable following the Offer and the Merger to enhance the business and operations of the Surviving Corporation and may cause the Surviving Corporation to engage in certain extraordinary corporate transactions, such as reorganizations, mergers or sales or purchases of assets, if the management and/or board of directors of Parent or the Surviving Corporation decide that such transactions are in the best interest of Parent or the Surviving Corporation upon such review.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is consummated, there will be no market for the Shares after the Offer Acceptance Time because Parent and Purchaser intend to consummate the Merger prior to Nasdaq opening on the next business day.

Stock Quotation. The Shares are currently listed on Nasdaq and trade under the symbol “HBP”. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause Huttig to de-list the Shares from Nasdaq.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in such Shares becoming eligible for deregistration under the Exchange Act. Registration of Shares may be terminated by Huttig upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause Huttig to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Huttig to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Huttig. Furthermore, the ability of “affiliates” of Huttig and persons holding “restricted securities” of Huttig to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s (as defined below) list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

Huttig has not declared or paid any cash dividends on its Shares and does not anticipate paying any cash dividends in the near future.

As discussed in Section 11—“The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, except as expressly required by the Merger Agreement, law or contract, or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed, Huttig will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or a combination thereof) in respect of any of its capital stock.

15. Certain Conditions of the Offer.

Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of the following conditions set forth in the Merger Agreement (the “Offer Conditions”), including, among other things:

(i)

there must have been validly tendered into the Offer and “received” by the “depository” (as such terms are defined in Section 251(h) of the DGCL) and not validly withdrawn that number of shares of Common Stock that, together with shares of Common Stock otherwise owned by Merger Sub and its “affiliates” (as such term is defined in Section 251(h) of the DGCL), represent a majority of the outstanding shares of Common Stock (the “Minimum Tender Condition”); provided that for purposes of determining whether the Minimum Tender Condition has been satisfied, shares of Common Stock tendered into the Offer pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee will not be considered validly tendered and not withdrawn;

(ii)

the waiting period (or any extension thereof) applicable to the Contemplated Transactions (including the Offer and the Merger) under the HSR Act must have expired or been terminated (such condition the “Required Approvals Merger Condition”);

(iii)

no Law must have been enacted, adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other Order, judgment, decision, opinion or decree must have been issued and remain in effect issued by a court or other Governmental Authority of competent jurisdiction, having the effect of restraining, enjoining, making illegal or otherwise prohibiting, restraining or enjoining the acquisition of or payment for the shares of Common Stock pursuant to the Offer or the consummation of the Merger; provided that prior to asserting the foregoing condition, Parent and Merger Sub must have complied with their obligations under Section 8.3 of the Merger Agreement (such condition, the “No Order Merger Condition”);

(iv)

the accuracy of Huttig’s representations and warranties contained in the Merger Agreement (subject to certain materiality and Material Adverse Effect (as defined in the Merger Agreement and described in Section 11—“The Merger Agreement; Other Agreements,” “Material Adverse Effect”) qualifiers) (as described in Section 11—“The Merger Agreement; Other Agreements”) (such condition, the “Representations Condition”);

(v)	no Material Adverse Effect will have occurred since the date of the Merger Agreement that is continuing (such condition, the “MAE Condition”);

(vi)

Huttig must have performed and complied in all material respects with its covenants and agreements required to be performed and complied with under the Merger Agreement at or prior to the Acceptance Time, or must have cured any such failure to perform or noncompliance;

(vii)

Parent and Purchaser must have received a certificate executed on behalf of Huttig by a duly authorized officer confirming that the conditions set forth in clauses (d) and (e) of Annex I to the Merger Agreement have been satisfied; and

(viii)	the Merger Agreement shall not have been terminated in accordance with its terms (such condition, the “Termination Condition”).

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Offer to Purchase, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by Huttig with the SEC and other publicly available information concerning Huttig, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Huttig’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Huttig’s business, or certain parts of Huttig’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Laws. As a Delaware corporation, Huttig is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger, and Huttig believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Board has exempted Huttig from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, including the Merger.

Huttig is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover applicable law becomes or is deemed to be applicable to Huttig, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement) and the other transactions contemplated thereby, then each of Huttig and Parent, and their respective boards of directors, will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer, and the Merger, the Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger, and any related documents for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements.

Huttig is party to a Rights Agreement, dated as of May 18, 2016 (the “Rights Agreement”), by and between Huttig and Computershare Trust Company, N.A., as Rights Agent, as amended by the First Amendment to Rights Agreement dated May 6, 2019 (the “First Amendment to Rights Agreement”). This description is qualified in its entirety by reference to the Rights Agreement and First Amendment to Rights Agreement, each of which Huttig has filed with the SEC as an exhibit to a Form 8-K, and by the Second Amendment to Rights Agreement, which will be included as an exhibit to Huttig’s Schedule 14D-9. In connection with the execution of the Merger Agreement, Huttig and Computershare Trust Company, N.A. have executed the Second Amendment to Rights Agreement dated March 20, 2022 (the “Second Amendment to Rights Agreement”). Huttig’s Board adopted the Rights Agreement to protect stockholder value by protecting Huttig’s ability to capture the value of its net operating losses used to reduce potential future federal income tax obligations. In connection with the execution of the Rights Agreement on May 18, 2016, the Huttig’s Board declared a dividend of one preferred share purchase right (a “Right”) for each outstanding Share of Huttig. Each Right entitles the registered holder to purchase from Huttig one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (“Preferred Shares”), of the Company at a price of $13.39 per one one-hundredth of a Preferred Share, subject to adjustment, which is exercisable by such registered holder, as set forth in the Rights Agreement, (i) following a public announcement, or the Board concluding, that a person or group of affiliated or associated persons has become an “Acquiring Person” by, subject to certain exceptions, acquiring beneficial ownership of 4.99% or more of the outstanding Shares, or (ii) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an “Acquiring Person.” An “Acquiring Person” as defined in the Rights Agreement as any person that becomes, by itself or together with its affiliates and associates, a beneficial owner of 4.99% or more of the Shares then outstanding, subject to certain exceptions. The Merger and the Offer, in the absence of the approval of Huttig’s Board, would make Parent and Purchaser Acquiring Persons under the Rights Agreement, and as a result the holders of the Rights would be entitled to purchase the Preferred Shares, which could prevent the satisfaction of the conditions to the closing of the transactions contemplated by the Merger Agreement. As part of its unanimous approval of the Transactions, Huttig’s Board approved the Second Amendment to Rights Agreement, pursuant to which (i) neither Parent nor Purchaser would be deemed Acquiring Persons under the Rights Agreement, (ii) the Merger Agreement, the Offer, or the Transactions will not result in any holder of Rights having the right to exercise such Right to purchase Preferred Shares, (iii) neither a Distribution Date, a Shares

Acquisition Date, a Section 11(a)(ii) Event nor a Flip-over Event (each as defined in the Rights Agreement) will occur as a result of the announcement, approval, execution, delivery and/or performance of the Merger Agreement, the Offer, the Merger, or the Transactions, and (iv) the Rights will automatically expire immediately prior to the consummation of the Offer. Pursuant to Section 8.10 of the Merger Agreement, if any provision of the Rights Plan is or becomes applicable to, or restricts or limits in any manner, any of the transactions contemplated by the Merger Agreement, Huttig and its Board will grant such approvals and take such actions as are necessary so that such contemplated transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and will otherwise act to minimize the effects of any such provision on such contemplated transactions.

Huttig, directly indirectly through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15—“Certain Conditions of the Offer.”

U.S. Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (“FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied.

It is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer that the waiting period (and any extension of the waiting period) applicable to the Offer under the HSR Act shall have expired or been terminated. Under the HSR Act, the purchase of Shares in the Offer may not be undertaken until the expiration of a 15-calendar day waiting period following the filing by Parent, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. If within the 15-calendar day waiting period either of the FTC or the Antitrust Division were to issue requests for additional information and documentary material (a “Second Request”) to Parent and Huttig, the waiting period with respect to the Transactions would be extended until 10-calendar days following the date of substantial compliance by Parent with that request, unless the FTC terminated the additional waiting period before its expiration. If either the 15-day or 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. Eastern Time of the next day that is not a Saturday, Sunday or federal holiday. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and Huttig’s consent. It is also possible that Parent and Huttig could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. In practice, complying with a Second Request can take a significant period of time.

At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the FTC and the Antitrust Division have the authority to seek a federal court order enjoining the Transactions or, if Shares have already been acquired, the disposition of those Shares, or the divestiture of substantial assets of Purchaser, Huttig, or any of their respective subsidiaries or affiliates, or other relief. At any time before or after consummation of the Transactions, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Parent will file a Premerger Notification and Report Form on or around March 28, 2022, and no later than April 2, 2022. Huttig will file a Premerger Notification and Report Form no later than the tenth day following the date of Parent’s filing.

17. Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently validly withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the discussion of appraisal rights in the Schedule 14D-9 as well as Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL with respect to Shares held immediately prior to the Effective Time, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the mailing of the Schedule 14D-9, deliver to Huttig at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Huttig of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender the stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder of Huttig or beneficial owner of Shares who has otherwise perfected its appraisal rights, or the Surviving Corporation, must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the effective date of the Merger.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to the Schedule 14D-9.

The information provided above is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to the Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

18. Fees and Expenses.

Parent and Purchaser have retained Georgeson LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary and Paying Agent in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary and Paying Agent each will receive customary compensation for their respective services in connection with the Offer, will be reimbursed for customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19. Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of Parent, Purchaser, Huttig or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to the Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Huttig—Available Information.”

HBP MERGER SUB, INC.

March 28, 2021

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

Purchaser and Parent

Purchaser is a Delaware corporation incorporated on March 18, 2022. Parent was incorporated in Oregon on January 19, 1968 under the name of “Dame Lumber & Moulding Co.” Parent changed its name to “Woodgrain Mouldings, Inc.” on January 2, 1984, to “Woodgrain Millwork, Inc.” on July 12, 1988 and to “Woodgrain Inc.” on September 4, 2019. Purchaser and Parent each have their principal executive offices at 300 NW 16th St., Fruitland, ID 83619. The telephone number of their principal executive offices is (208) 452-3801.

Purchaser has engaged in no activities other than those incidental to its formation, and Purchaser does not expect to engage in any activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Debt Financing (as described in Section 9—“Source and Amount of Funds”) in connection with the Offer and the Merger. Purchaser has no assets or liabilities other than its contractual rights and obligations related to the Merger Agreement. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a direct wholly owned subsidiary of Parent. Parent is a vertically integrated millwork operations that makes wood mouldings, doors, and windows, with operations throughout the United States and in Chile.

Directors and Executive Officers of Purchaser and Parent

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser and Parent are set forth below.

The executive officers and directors of Purchaser are as follows:

•	Kelly Dame (President and Chief Executive Officer; Director)

•	Darin Holderness (Secretary, Treasurer and Chief Financial Officer; Director)

The executive officers of Parent are as follows:

•	Kelly Dame (President and Chief Executive Officer)

•	Darin Holderness (Chief Financial Officer)

•	Todd Dame (Vice President of Woodgrain’s Distribution Division)

•	Brooks Dame (Vice President of Woodgrain’s Door Division)

•	Greg Easton (Vice President of Woodgrain’s Millwork Division)

The board of directors of Parent consists of Kelly Dame, Todd Dame, Brooks Dame, Greg Easton and Reed Dame. Certain information regarding the executive officers and directors of Purchaser and Parent is set forth below.

Name	Business Address and Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Kelly Dame	300 NW 16th St., Fruitland, ID 83619 United States citizen	Kelly Dame is the President and Chief Executive Officer of Parent. Mr. Dame holds a bachelor’s degree from Brigham Young University.

Darin Holderness	300 NW 16th St., Fruitland, ID 83619 United States citizen	Darin Holderness has been the Chief Financial Officer of Parent since 2014. Mr. Holderness holds an M.B.A. with an emphasis in Finance and a master’s degree in Accountancy with an emphasis in Management Consulting from Brigham Young University. Mr. Holderness is also a Certified Public Accountant, a Certified Management Accountant and a Certified Internal Auditor.

Todd Dame	300 NW 16th St., Fruitland, ID 83619 United States citizen	Todd Dame is the Vice President of Parent’s Distribution Division. Mr. Dame holds a bachelor’s degree in Marketing from Brigham Young University and a Masters’ Degree in International Business from Pepperdine University.

Brooks Dame	300 NW 16th St., Fruitland, ID 83619 United States citizen	Brooks Dame is the Vice President of Parent’s Door Division. Mr. Dame manages all door manufacturing and imports in United States facilities, Parent-owned facilities in Chile and imports from strategic partners in various foreign countries. Mr. Dame holds an M.B.A. with a focus on marketing and supply chain from Thunderbird and a bachelor’s degree in Spanish with a minor in Business from Brigham Young University.

Greg Easton	300 NW 16th St., Fruitland, ID 83619 United States citizen	Greg Easton is the Vice President of Parent’s Millwork Division. Mr. Easton holds an M.B.A. from the Tuck School of Business at Dartmouth and a bachelor’s degree in Economics with minors in English and Business from Brigham Young University. Mr. Easton spent a semester abroad in Israel and has been the Leader of Family Council for 14 years.

Reed Dame	300 NW 16th St., Fruitland, ID 83619 United States citizen	Reed Dame served as the Chief Executive Officer of Parent for over 30 years before retiring. He currently sits on the board of directors.

Parent wholly owns Purchaser. Parent is a closely held corporation owned by members of the Dame family and related parties. Kelly and Evelyn Dame, husband and wife, beneficially own (directly, as trustees of family trusts, and as partners in a limited partnership) approximately 28.8% of Parent; Mark Dame, as trustee of family trusts, beneficially owns approximately 10.8% of Parent.

THE LETTER OF TRANSMITTAL, CERTIFICATES FOR SHARES AND ANY

OTHER REQUIRED DOCUMENTS SHOULD BE SENT BY EACH STOCKHOLDER OF

HUTTIG OR SUCH STOCKHOLDER’S BROKER, DEALER, COMMERCIAL BANK,

TRUST COMPANY OR OTHER NOMINEE TO THE DEPOSITARY AND PAYING AGENT AS

FOLLOWS:

The Depositary and Paying Agent for the Offer is:

If delivering by mail:	By overnight delivery:

Computershare Trust Company, N.A. do Voluntary Corp Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. do Voluntary Corporate Actions 150 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers may call toll free: 888-607-9252